SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               FORM   1O/A-No.2

                   General Form For Registration of Securities
                      Pursuant to Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934


                         BRAKE HEADQUARTERS U.S.A., INC.
                         -------------------------------
              (Name of  Registrant as specified in its charter)


          Delaware                                             22-3048534
          --------                                             ----------
 (State or Other Jurisdiction of                            (I.R.S. Employer
  Incorporation or Organization)                             Identification No.)

         33-16 Woodside Avenue
      Long Island City, New York                              11101
      --------------------------                              -----
(Address of Principal Executive Offices)                    (Zip Code)

                                 (718) 779-4800
                                 --------------
            ^ Registrant's Telephone Number, including area code

 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                         Each Class is to be Registered
     -------------------                         ------------------------------

          None
     -------------------



Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                          -----------------------------
                                (Title of Class)

Item 1.      Description of Business

(a)    General Development of Business.

       Unified Capital, Inc. (the "Company") was incorporated in the State of Delaware on July 13, 1988 as a blind pool which did not conduct business operations until July 1992 when it acquired, in a reverse acquisition (the "Reverse Merger"), all of the outstanding capital stock of Sanyo Automotive Parts, Ltd. ("Sanyo Automotive"). In connection with the Reverse Merger, the Company amended its Certificate of Incorporation to change its name to Sanyo Industries, Inc. On August 8, 1995, the Company changed its name to Brake Headquarters U.S.A., Inc.. The Company is a publicly-owned holding company that conducts substantially all of its current business operations through its wholly-owned subsidiary Sanyo Automotive, a New York corporation formed in 1976, which is currently doing business under the name Brake Headquarters. Quality First Brake, Inc., a wholly-owned Delaware subsidiary of the Company ("Quality First"), was formed in August 1995 and through its own subsidiaries currently owns three outlets which are wholesale warehouses for "undercar" parts. The Company's other wholly-owned subsidiaries are Brake Headquarters Corp., an inactive New York corporation formed in January 1996 and Quality First Brake Corp., a currently inactive Canadian corporation formed in 1993. All references to business history herein relate to Sanyo Automotive whose operations pre-date the Company's formation in 1988.

(b)    Financial Information about Industry Segments.

       The Company  operates  solely in one industry  segment - the automotive
aftermarket.   All  financial   information  of  the  Company  is  contained  in
Consolidated Financial Statements included elsewhere in this Prospectus.

(c)    Narrative Description of Business.

       The Company is a specialized distributor in the automotive aftermarket of a complete line of brake system products including brake drums and rotors, brake master cylinders, wheel cylinders, brake pads, brake shoes and brake hoses for virtually all makes and models of domestic and foreign passenger cars and light trucks from model year 1976 to the present. The Company also sells a variety of other "undercar" parts including ride control products, steering/suspension parts, drive shafts, shock absorbers and clutches. The brake line products are sold primarily under the registered trademark "Brake Headquarters^", as well as under the name "Sanyo Automotive" and under private labels.

       ^ This Registration Statement contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward looking statements. Factors that might cause or contribute to such difference include, but are not limited to, competition, cyclicality of the automotive industry, loss of the Company's principal customer, loss of a key supplier, changes in governmental regulations, loss of the services of the Company's President and inability to manage growth.

^ Industry Overview
-------------------

       Management believes based on its knowledge of the automotive aftermarket industry ^ that there are approximately 2,600 manufacturers and importers who are in the business of supplying parts to distributors, wholesalers and retailers throughout the United States. The size of the domestic automotive aftermarket for replacement hard parts was approximately $7.35 billion in 1994 and was expected to grow by 2.8% during 1995, according to Frost & Sullivan, marketing consultants. Undercar parts continue to be a strong, stable category in the automotive aftermarket and comprise approximately $3.6 billion of the total replacement hard parts aftermarket with an expected compound annual growth rate of approximately 3% through the year 2000, also according to Frost & Sullivan.





     Frost & Sullivan has not consented to the use of the data presented in this Form. Frost & Sullivan has not provided any form of consultation, advice or counsel regarding any aspect of this Form, and it is no way associated with this Form.

       The undercar replacement parts market depends, in part, upon the age and number of cars and light trucks on the road and the number of miles driven per year. The Company expects that this market will continue to grow because of, among other things, projected increases in the size of the United States' automotive population, the higher cost of new cars which has resulted in an aging of the automobile population, and the higher cost of replacement parts as a result of technological changes in more recent vehicle models. In addition, many of these technological changes have increased the demand on brake systems by causing more wear and tear.

       In addition, changing government standards for automobiles, including pollution level standards, increased performance demanded by consumers. These changes caused original equipment manufacturers ("OEMs") to make cars lighter, which caused OEMs to shift from two-wheel disc brakes and drum brakes to four-wheel disc brakes which weigh less than drum brakes. The Company believes that each of these factors has contributed to a significant increase in the market for brake repairs during the past decade. The standard to bring a vehicle to a complete stop from 60 MPH has been reduced in the last few years from 150 feet to 75 feet. In order to meet this standard a change in the friction material of brakes was necessary and a shift was made from inexpensive long lasting asbestos brake pads (which raised environmental concerns) to more expensive, shorter life metallic brake pads which are more punishing to the brake system.

     Management belives based on its experience that the brake aftermarket industry performs well under most economic conditions. In an economic recession, for example, vehicle owners tend to retain and repair their cars rather than purchase costly new vehicles. Since brakes are a safety-related item, drivers normally neglect brake repairs to a lesser degree as they might otherwise do with other repairs and maintenance less directly related to safety.

Business Strategy
-----------------

       The Company's objective is to become one of the leading undercar parts distributors in selected markets in the United States, using both a traditional distribution process and by developing wholesale warehouses for undercar parts ("Undercar Warehouses"). The Company's business strategy is to continue the growth in its base distribution business by, among other things, adding new brake and other undercar part product lines (including two new brake product lines added in the fall of 1995) and upgrading its information system capabilities. See -"Management Information Systems; - Distribution and Assembly Operations." Management believes that the Company's continued growth will depend upon, among other things, its ability to respond to market and other changes in the distribution process for automotive parts and to maintain state-of-the-art integrated computerized systems to meet its customers demands.

       While many of the Company's competitors offer undercar parts for most popular cars, Management believes that no such competitor maintains an inventory of all brake parts for substantially all cars, as does the Company. Management also believes that the Company has positioned itself, through investment in advanced integrated systems to capitalize on general trends occurring in distribution.

Marketing and Sales
-------------------

     The Company sells products primarily under the name "Brake Headquarters, " but also under the name "Sanyo Automotive" and certain private manufacturers' labels. The Company distributes its products through salaried and independent sales agents or manufacturers' representatives. The Company's products are sold primarily to warehouse distributors, retail discount chains, foreign and domestic automotive parts wholesalers, mass merchandisers and undercar installation chains. The Company maintains a network of over 100 sales representatives covering substantially all of the United States and most of Canada as well as Mexico, Puerto Rico, Venezuela and the Virgin Islands. Since 1993, the Company has evolved from 100% reliance on its telemarketing sales force to having 85% of its 1995 sales generated by representatives in the field.

       The Company's marketing efforts are facilitated by the publication of several catalogs, each of which contains a description of the parts distributed by the Company. These catalogs are provided to the Company's sales representatives who use them to fill customers' orders. See "Research And Marketing" below. The Company also participates in trade shows throughout the United States in order to gain exposure for its products.

       The Company added new large customers and reached certain critical levels with existing large customers and, as a result, the Company's sales increased by 42% and 21% in 1994 and 1995, respectively. Autozone, Inc, a large retail chain with no relationship to the Company, accounted for approximately 26% and 16% of the Company's revenues for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. Unless the Company is able to continue to add new large customers at an increasing rate, it is unlikely that it will continue to grow at comparable rates to the last two years.

Management Information Systems
------------------------------

         In July 1996, the Company contracted to purchase a new IBM AS400 computer system and is currently updating all of its software systems and installing the hardware. The Company's computer system implements the fulfillment of customers' purchase orders. All three of the Company's distribution centers are equipped with an EDI computer link which enables customers to place orders directly through the Company's computer system. The Company provides EDI services to its customers through the Advantis system. The Company has a bar coded inventory system and advanced shipping notice ("ASN") which, upon receipt of an EDI generated purchase order, generates a computer notice of the items being shipped, the shipment date and a tracking number. These systems give the Company the ability to efficiently service customer needs and, the Company believes, represent some of the most advanced integrated distribution capabilities in the automotive parts industry.

Distribution and Assembly Operations
------------------------------------

       The Company maintains its headquarters office and principal distribution center at a 94,000 square foot warehouse facility in Long Island City, New York. This facility consists of two adjoining buildings at which activities are maintained during two eight-hour shifts per day, usually five days per week.

       In June 1995, the Company expanded its Midwest distribution center in Fairfield, Illinois to approximately 40,000 square feet. The Company currently operates two shifts per day, five days per week, at this facility.

       The Company also maintains an approximately 10,000 square foot distribution center in Portland, Oregon to serve the Company's West Coast customers. At the Oregon facility, the Company conducts distribution activities generally operating one shift per day, five days per week.

       The Company maintains inventories at its three distribution centers to maintain maximum service levels. Orders from the Company's customers are selected, assembled and packaged from these facilities and shipped. The Company's distribution centers in New York, Illinois and Oregon currently stock approximately 6,000, 3,000 and 1,000 stock keeping units ("SKUs"), respectively. The Company estimates that about 5% of its sales are delivered by the Company's trucks and the balance by common carriers, including Federal Express and UPS.

Suppliers
---------

       The  Company    has  relationships  with  many  suppliers  of  parts  and
equipment     and has alternate sources of supply which are readily  available.
Therefore, the Company does not maintain supply contracts with any of its suppliers, because it believes alternative sources exist for most of the products it distributes. The loss of any one supplier is not expected to have a material adverse effect on the Company. The Company obtains favorable prices and terms because of its large volume of purchases.



 Competition
 -----------
       Competition within the automotive parts industry is affected principally by product quality, availability, customer service and price. By expanding its distribution facilities, the Company anticipates that it will be able to continue to control costs, while at the same time maintain high standards of quality for its products. The direct competitors to the Company's distribution activities include manufacturers, consisting of Brake Parts, Inc., Wagner Brakes, a subsidiary of Cooper Industries, Inc., EIS Brake Parts Division of Standard Motor Products, Inc. and the ITT Automotive Aftermarket Division of ITT/AIMCO. Such manufacturers, who also act as distributors, are not dependent on relationships with suppliers as is the Company. The Company's direct competitors as a distributor include ISW, a division of APS, Inc., and Reddi Brake Supply Corporation.

800 Technical Service Hotline
-----------------------------

       The  Company  has   instituted  an  800  toll  free   technical   hotline
(800-221-1393 X 106) serviced by professional advisors to respond to inquiries which may be experienced by the Company's customers, including personnel of the Undercar Warehouses.

Research and Marketing
----------------------

       The Company has established a special in-house Research and Marketing ("R&M") department. The R&M Department was formed to provide up-to-date information for the Company's catalogs which the Company believes is useful and practical to its customers. The Company has been advised by certain of its retail chain store customers that they rely on the Company's catalogs and the R&M Department to obtain current information in order to update and maintain their own inventory. A distinct part number system was created and publicized through the catalogs which developed a dependency to form between the Company and its customers. The Company's customers are also able to provide the Company with input on their undercar product needs, enabling the Company to increase sales to such customers. The R&M Department has also been able to supply management with recommendations for new additions to its product lines and new products.

Government Regulation
---------------------

       The Company is subject to various laws and governmental regulations relating to the operation of its business. However, the Company does not believe that the cost of compliance with such laws and regulations has a material impact on its operations.


Trademarks
----------

       The  Company   offers  many  of  its  products   under  the  name  "Brake
Headquarters^" for which it has obtained a registered trademark from the United States Patent and Trademark Office.

Employees
---------

       As of ^ August 1, 1996, the Company had 111 employees, including five executives; four employees in purchasing; 18 administrative personnel; six in sales and customer service; 72 employees in warehousing, shipping and receiving; and six in Quality First's operations. The Company also retains the services, as independent contractors, of 114 independent sales representatives who are paid solely on a commission basis.

       The Company is a party to a collective bargaining agreement relating to 28 of its warehouse employees in New York. In April 1996, the Company signed a collective bargaining agreement at the Company's Fairfield, Illinois distribution center, covering 19 employees. The Company believes that its employee relations are currently satisfactory.

(d)  Financial  Information  about  Foreign and Domestic  Operations  and Export
Sales.
--------------------------------------------------------------------------------

                                                  1993                  1994                   1995
                                            ------------------------------------------------------------------
                         Year

Sales to unaffiliated customers:

       United States                            $16,595,008           $24,802,100           $29,016,025

       Canada and Mexico                            250,531                35,490               336,086

       South America                                805,273               241,251             1,102,286
       Europe                                        66,211                15,632                 9,333
       Sales or transfers between geographic areas:

       United States                                      -              (251,840)              (76,084)

       Canada and Mexico                                  -               251,840                76,094

       South America                                      -                     -                     -
       Europe                                             -                     -                     -

       Operating profit or loss:

       United States                                370,009              (996,438)(1)           527,874

       Canada                                             -               (44,599)
                                                                                                 39,000
       Mexico and South America                           - (2)                 -                     - (2)
       Europe                                             -                     -   (2)               -

       Identifiable assets:

       United States                             10,189,885            11,509,646            15,496,294

       Canada                                             -               427,497                     -

       South America                                      -                     -                     -

       Europe                                             -                     -                     -





(1) After a non-cash compensatory charge of $2,314,000 resulting from the release of escrow shares, the exercisability of warrants and the conversion of preferred stock, upon the Company's attainment of the specified 1994 pre-tax income level under the Company's July 1992 Reverse Acquisition. See "Item 1. Description of Business - General Development of Business," "Certain Relationships and Related Transactions" and Note 4 of Notes to the 1995 Consolidated Financial Statements.

(2) The Company does not maintain operations in South America or Mexico and is unable to determine operating profit or loss in those geographic regions.

Item 2.      Financial Information.

Selected Financial Data
-----------------------

       The selected consolidated financial data as of and for the five-year period ended December 31, 1995 have been derived from the Company's Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related Notes for the three-year period ended December 31, 1995 and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated balance sheet data as of December 31, 1994 and 1995, and the consolidated statements of operations data for each of the three years in the period ended December 31, 1995 and the accountants' reports thereon, are audited and are included elsewhere in this Registration Statement. The consolidated balance sheet data as of December 31, 1991, 1992 and 1993 and the consolidated statements of operations data for the years ended December 31, 1991 and 1992 are derived from the audited consolidated financial statements of the Company and are not presented herein. The selected data presented below for, and as of the end of, the three months ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company appearing elsewhere in this Registration Statement. In the opinion of management, the unaudited consolidated financial statements for the interim periods include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.



   Statement of
   Operations Data:                      Year   Ended December 31,                                         3 months ended  March 31,
   ----------------                      ----   ------------------                                         --------------  ---------

                               1991              1992           1993          1994               1995           1995       1996
                               -----------------------------------------------------------------------------------------------------

          Net sales        $8,868,974       $13,672,234     $17,717,023     $25,094,473       $30,463,730    $6,793,955  $7,833,881

   Income (loss) from
    operations                298,793           605,845         370,009      (1,041,037)(1)       566,874       483,283     366,289

   Interest expense          (307,874)         (261,643)       (314,796)       (520,602)         (774,762)     (140,955)   (266,844)

   Net income (loss)           48,409           235,982          41,187      (1,968,909)(1)      (179,072)      221,537      85,445

   Net income (loss)
   per
    common and                  $.02            $.05             $.00            $(.92)          $(.06)         $.08         $.02
   common
   equivalent share(2)



     Balance Sheet Data:

   Working capital         $1,336,197        $1,977,053      $1,823,459      $3,706,239        $3,288,863    $3,871,117  $7,383,871
   Total assets             6,064,582         8,070,849      10,189,885      11,937,143        15,496,294    13,993,432  17,352,543
   Long-term obligations      545,639            80,113         133,927         216,469           630,494      483,624    4,454,744

   Total stockholders'        941,535         2,174,915       2,176,102       4,124,961         3,855,804     4,346,279   3,991,249
   equity





   (1) After a non-cash compensatory charge of $2,314,000 resulting from the release of escrow shares, the exercisability of warrants and the conversion of preferred stock, upon the Company's attainment of the specified 1994 pre-tax income level under the Company's July 1992 Reverse Acquisition. See "Item 1. Description of Business - General Development of Business," "Certain Relationships and Related Transactions" and Note 4 of Notes to the 1995 Consolidated Financial Statements.

(2) Net income (loss) per share is computed on the basis described in Note 1 of Notes to Consolidated Financial Statements included elsewhere herein, including, but not limited to, the adjustment for dividends on preferred stock.


                                             Year   Ended December 31,                              3   months ended  March 31, ^
                                             ----   ------------------                              -   ------------  -----------

   Financial Statistics:        1991        1992           1993            1994        1995             1995       1996
                                -----       ----           ----            ----        ----            -------    ------

   Gross profit as a
     percent of sales           27.1        25.1           24.5            26.7        26.4              26.8       26.9

   SG&A as a percent
      of sales)                 23.8        20.6           22.4            20.7(1)     23.8              19.7       22.2
   Operating income
    (loss) percent of sales      3.4         4.4            2.1            (4.1)(1)     1.9               7.1        4.7


     Other Data:
     Operating cash flow   $(77,919)   $(667,501)   $(1,762,454)     $(2,076,201)  $(2,704,987)     $(689,368)     $(814,928)
   Capital expenditures       7,984       11,958        135,999          210,014       852,431        383,876         14,016
   Depreciation and
      amortization           48,324       69,164         78,677           92,245       186,675         27,559         20,392
   Number of employees           47           54             62               93           110             91            111
   Weighted average
      number of shares
      outstanding         1,500,000    2,448,827      2,618,321        2,188,414     3,058,968      2,657,577      3,666,464


                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The following should be read in conjunction with the Consolidated Financial Statements included elsewhere herein.

Results of Operations

Three Months Ended March 31, 1996 Compared to the Three Months Ended March 31, 1995

     Gross sales for the three months ended March 31, 1996 increased by $1,362,159, or 19.2%, to $8,446,375 compared to $7,084,216 for the three months ended March 31, 1995. The increase was due primarily to the increased sales to existing customers and the Company's introduction of new undercar part product lines. The Company expanded its customer base by approximately 10% during the three months ended March 31, 1996 to include sales to new customers who were not customers during the comparable period in 1995. In addition, Autozone, Inc., a large retail chain which became a customer in late 1993, accounted for approximately 26% of the Company's revenues for the three months ended March 31, 1996, compared with 16% of the Company's revenues for the three months ended March 31, 1995.

       Gross profit for the three months ended March 31, 1996 increased by $286,466, or 15.8%, to $2,105,198, compared to $1,818,732 for the three months ended March 31, 1995. Gross profit margin as a percentage of net sales for the three months ended March 31, 1996 increased to 26.9% from 26.8% for the three months ended March 31, 1995. There were no significant changes in gross profit percentage between the periods ended March 31, 1995 and 1996.

       The Company has agreed to accept the return of merchandise under certain circumstances. In order to obtain new customers, merchandise is exchanged, and replaced with current Brake Headquarters merchandise. The merchandise is brought back to the Company where it is reboxed, relabeled and placed back in inventory. This is a common occurrence within the industry. As the marketplace has grown more competitive, the amount of sales returns to the Company has significantly increased. The merchandise does not deteriorate, and obsolescence is therefore not a problem. All merchandise which is defective and returned by customers, is returned to or credited by vendors.

       Operating expenses for the three months ended March 31, 1996 increased by $403,460, or 30.2%, to $1,738,909 compared to $1,335,449 for the three months ended March 31, 1995. The largest portion of operating costs is payroll, which increased by approximately $207,000, or 40%, from the comparable period last year. All other components of operating costs, consisting primarily of freight, commissions and professional services, increased proportionately. Operating expenses were 20.6% of gross sales for the three months ended March 31, 1996 as compared to 18.9% for the three months ended March 31, 1995. These increases were a result of higher costs, associated with higher increased sales volume, and a continued building of the infrastructure needed to provide a high level of service to the Company's customers; offset, in part, by the implementation of certain cost controls. In April 1995, the Company purchased its Midwest Distribution Center in Fairfield, Illinois, which it previously rented. In June 1995, the Company completed construction to double the size of this facility. In August 1995, the Company acquired an additional five contiguous acres of property for future expansion of the Midwest Distribution Center.

       Income from operations decreased by $116,994, or 24.2%, to $366,289 for the three months ended March 31, 1996, compared to $483,283 for the three months ended March 31, 1995 as a result of increased operating expenditures.

       Interest expense for the three months ended March 31, 1996, increased by $125,889, or 89.3% to $266,844, compared to $140,955 for the three months ended March 31, 1995. The increase was a result of additional borrowings by the Company in support of the growth in sales and assets.

       Most of the Company's payments to vendors are made in United States dollars and, therefore, the amount of foreign currency income or loss is immaterial.

       Net income as a percentage of net sales for the three months ended March 31, 1996 was 1.1% as compared to 3.3% for the three months ended March 31, 1995.

       As a result of the foregoing, the Company's net income for the three months ended March 31, 1996 decreased by $136,092 to $85,445 or $.02 earnings per share, as compared to $221,537, or $.08 earnings per share, for the three months ended March 31, 1995.

Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994


       Gross sales for the year ended December 31, 1995 ("1995"), increased by $6,254,137, or 24.0%, to $32,383,302 compared to $26,129,165 for the year ended
December 31, 1994 ("1994"). This increase was due primarily to increased sales to existing customers and the Company's introduction of new undercar parts product lines. In addition, the Company expanded its customer base during 1995.
   Autozone, Inc., which became a customer in late 1993, accounted for approximately 17% of the Company's net sales for 1995.

       Gross profit for 1995,  increased by $1,349,646,  or 20.1%, to $8,053,798 compared to $6,704,152 for 1994. Gross profit margin for 1995 decreased to 26.4% compared to 26.7% for 1994. There is no significant difference in gross profit margin during the two periods.

       Operating expenses for 1995 decreased by $258,265, or 3.3%, to $7,486,924, compared to $7,745,189 for 1994. There was a 39.2% increase in SG&A expenses in 1995, resulting from higher costs (primarily payroll, freight and commissions) associated with increased sales volume, bad debt expenses of $617,891, and a continued building of the infrastructure needed to provide a high level of service to the Company's customers, offset, in part, by the implementation of certain cost controls. An overall decrease resulted in non-recurring changes from non-cash compensatory charges (as described below) and settlement of litigation which occurred in 1994. The Company has postponed raising additional funds through a secondary public offering due to market conditions. The Company expended costs associated with the offering totalling $248,000 during 1995.
       The Company's attainment of the 1994 pretax income level under its Reverse Merger Agreement, as amended, resulted in the release of the 125,000 escrowed shares, exercisability of the Class F warrants (relating to 1994 earnings) and conversion of the Series A Preferred Stock into shares of common stock, all by the Company's President/principal stockholder which resulted in a non-cash compensatory expense of $2,314,000 for 1994. Without giving effect to the non-cash expense of $2,314,000 for 1994, the Company would have had net income of $345,091. The non-cash compensatory charges to operations were offset by an increase in common stock and additional paid-in-capital.

       Income from operations for 1995, increased by $1,607,911 to $566,874, compared to a loss of $1,041,037 for 1994, as a result of increased sales, combined with certain cost controls and the elimination of certain non-recurring charges.

       Interest expense for 1995, increased by $254,160, or 48.8% to $774,762 compared to $520,602 for 1994. The increase was a result of additional borrowings by the Company in support of the growth in sales and assets.

     As a result of the foregoing, the Company's net loss for 1995 decreased by 91%, or $1,807,837, to $179,072, or $.06 per share, as compared to $1,968,909, or $.92 per share for 1994.

Year Ended December 31, 1994 Compared to the Year Ended December 31, 1993
--------------------------------------------------------------------------------
       Gross sales for 1994  increased by $7,474,092,  or 40.1%,  to $26,129,165 compared to the $18,655,073 reported for the year ended December 31, 1993 ("1993"). This increase was due primarily to the continued success of the Company's operations in the undercar market. The Company participated in trade shows where its products were received favorably and published several new catalogs of its products. The Company also continued successfully its other lines of business where it operates as a distributor for major automotive parts manufacturers.

       As a result of its marketing effort and the favorable acceptance of its products, the Company obtained several large contracts to sell its products to major companies in the automotive parts market. No single customer accounted for more than 10% of the Company's 1994 revenues.

     With the increased sales, the Company was able to increase its gross profit margin to 26.7% of net sales in 1994, which is an increase of 2.2% from 1993.

       Selling, general and administrative expenses as a percentage of net sales decreased from 22.4% in 1993 to 20.7% in 1994, and income from operations (excluding the noncash compensatory charges and a litigation settlement) increased from 2.1% of net sales in 1993 to 6.0% in 1994 as a result of increased sales growth and tighter control of expenses.

       The Company's Midwest distribution center commenced operations in January 1994 and almost immediately contributed to the Company's profitability.

       Interest expense in 1994 was $520,602, an increase of 65.4% over the 1993 expense of $314,796. The increase is attributed to increased borrowings which were used to help finance the growth of sales.

Liquidity and Capital Resources

At March 31, 1996
-----------------

       The Company has continued to use funds generated from operations and bank borrowings to support operations, finance working capital requirements and lease and improve facilities. The Company has agreements with two banks to provide lines of credit, bankers' acceptances, and letters of credit facilities. These facilities currently provide for aggregate borrowing of up to $10,000,000 at March 31, 1996. The balance due under the Company's loan facilities amounted to approximately $8,615,000 at March 31, 1996. The lines of credit expire at various dates through February 1998, at which time they will be reviewed for renewal. Interest accrues on the outstanding principal balances at rates from prime (which was 8.25% at March 31, 1996) to .75% above prime. Both lines are secured by a pledge of substantially all of the Company's assets and one line is partially guaranteed by the President/majority stockholder if equity is below $4,250,000. The agreements contain covenants which require the maintenance of certain amounts of net worth and certain financial ratios. The covenants in the Company's loan agreement with The Chase Manhattan Bank N.A. include: (i) a ratio of indebtedness to tangible net worth of not more than 3:1 through and including December 31, 1996 and not more than 2.5:1.0 thereafter; (ii) tangible net worth of not less than $4,250,000 , (iii) interest coverage of not less than 225%; and (iv) a ratio of current assets (less prepaid expenses) to current liabilities of not less than 1.25:1.00. The Company was in technical default of numbers (i), (ii) and (iii) above, as of March 31, 1996, which default the bank waived and modified the ratios as of June 30, 1996, with an understanding to negotiate revisions on a going forward basis.


         In January 1996, the Company obtained a $69,700 five-year loan from the City of Fairfield, Illinois bearing interest at 5% per annum to be used to purchase equipment for its Fairfield distribution center.

       Cash used in operations during the three months ended March 31, 1996 was $814,928 as compared with $689,368 used in operations during the three months ended March 31, 1995. This change was due mainly to the increase in accounts receivable of $2,213,000 offset by the corresponding increase in accounts payable and accrued expenses of $940,000.

       Cash received from customers during the three months ended March 31, 1996 amounted to $5,620,767, an increase of $408,865, or 7.8% over the same period in 1995. At the same time, cash paid to suppliers and employees during the three months ended March 31, 1996 decreased by $924,653, or 16.8% over the same period in 1995 to $4,568,378, as the Company utilized the proceeds of sales and increased borrowing to pay suppliers and finance its growth through conservative cash flow management.

       During the three months ended March 31, 1996, the Company made a concerted effort to control the growth of inventory while ensuring sufficient product availability. As a result, inventory decreased by $212,691, or 2.7% to $7,660,440 from $7,873,131. Accounts receivable increased by $2,213,114, or 39.4%, from January 1, 1996 to March 31, 1996. The increase in accounts receivable was a result of the corresponding growth in sales and extended terms given to certain customers because of market conditions.

     The Company signed a contract for a new computer system which Management believes will improve the efficiency of operations. The $475,000 cost of this expenditure will be financed by C.I.T. Financial over a five-year period and will not significantly affect the cash flows of the Company.


     As of March 31, 1996, the Company had available approximately $1,384,000 through its various lines of credit. This would fund the Company's requirements for cash needs through December 31, 1997. It is expected that cash requirements for large capital purchases will be funded and secured by separately financed transactions, as was recently accomplished for the new computer system described above, although the Company has no commitments for any other material capital expenditures.

At December 31, 1995
--------------------

     During 1995 and 1994 the Company used funds generated from operations, bank borrowings and proceeds from exercises of warrants to finance working capital requirements and lease and improve facilities. The Company received approximately $1,490,000 from the exercise of warrants during 1994.

       The Company's loan agreements provided for aggregate borrowings of up to $9,000,000 at December 31, 1995. The balance due under these loan facilities amounted to approximately $7,817,000 at December 31, 1995. The lines of credit and bankers' acceptances bear interest at rates ranging from 3/4% to 1% per annum above the bank's prime rate. The lines of credit expire at various dates through June 30, 1996. In February 1996, the Company refinanced and expanded by $1,000,000 one of its bank agreements. The Company currently has total available credit of $10,000,000. The new two-year agreement allows for borrowings of up to $5,000,000 based upon levels of accounts receivable and inventory. The other line of credit will be reviewed for renewal. The notes and acceptances payable are collateralized by substantially all of the assets of the Company and are partially guaranteed by the Company's President/principal stockholder. One of the agreements contains covenants which require the maintenance of certain amounts of net worth and financial ratios. At December 31, 1995, the Company had outstanding letters of credit of approximately $28,000. In addition, during 1995, the Company obtained a $258,000 short-term loan from an individual which is due in August 1996, payable in cash or in Common Stock at the option of the Company. The loan bears interest at 8% per annum.

       The Company obtained a $100,000 five-year loan in November 1993, from the City of Fairfield, Illinois, bearing interest at 5% per annum which was used for capital equipment and working capital requirements to open the Company's Midwest Distribution Center in June 1995. On January 13, 1995, the Company exercised an option to purchase the Midwest Distribution Center for $315,000. The purchase and related construction costs were financed by first and second mortgages from a bank. The loan bears interest at the rate of 7.36% per annum and the bank's prime rate, respectively. In July 1995, the Company purchased an additional five acres of land adjacent to the foregoing property for $10,000.

       Cash used in operations in 1995 was $2,704,987 which represents an increase of $628,786, or 30.3%, from $2,076,201 in 1994. The increase was primarily due to an increase in inventory and accounts receivable. They rose by $1,593,795 and $1,937,596, respectively, both related to continued sales growth. Accounts payable and accrued expenses decreased by $764,220. These changes were financed primarily with $3,650,000 of additional borrowings.

       Cash received from customers during 1995 amounted to $28,526,134, an increase of $4,444,739, or 18.5%, over the same period in 1994. At the same time, cash paid to suppliers and employees during 1995 increased by $4,078,392, or 15.9%, over the same period in 1994 to $29,740,631, as the Company utilized the proceeds of sales and increased borrowings to pay suppliers and finance its growth through conservative cash flow management.

At December 31, 1994

       Net cash used in operations in 1994 was $2,076,201 which represents an increase of $313,747, or 18%, from $1,762,454 in 1993. The increase was primarily due to a decrease in accounts payable and accrued expenses of $1,235,690, as the Company made a concerted effort to take advantage of vendor discounts. Inventory and accounts receivable rose by $707,601 and $596,741, respectively, both related to continued sales growth.

       These increases were financed primarily with an increase of $1,489,750 obtained from the issuance of common stock, as the result of the exercise of warrants during 1994. In addition, the Company increased its borrowings under notes and acceptances payable by $637,416.

       The Company has maintained good relations with domestic and foreign suppliers. The Company has agreements with banks to provide lines of credit, bankers' acceptances, and letters of credit facilities. These facilities provided for aggregate borrowings of up to $7,250,000 at December 31, 1994.

       The Company's credit facilities with both banks were renewed in December 1994, for an additional year. The total credit available to the Company was increased by 34%. In addition, both banks reduced the interest rate charged to the Company by 1/2%. Interest accrues on outstanding principal at rates of 1.0% to 1.5% above the banks' prime rates per annum. Both lines are secured by the Company's assets and are guaranteed by the Company's principal stockholder. The Company has maintained good relations with its primary lender for a period of 17 years. The Company also has a $100,000 low interest 5-year loan from the City of Fairfield, Illinois, which was used for capital equipment and working capital requirements for the Company's Midwest Distribution Center.

Item 3.  Properties.

       The Company leases approximately 94,000 square feet of office, and warehouse facilities at 33-16 Woodside Avenue, Long Island City, New York. Approximately 34,000 square feet of this facility is leased from the Company's President, Joseph Ende, pursuant to a lease dated July 1, 1992 at a current rent of $312,000 per year. The lease term expires July 1, 1999. Mr. Ende was paid $302,000, $312,000 and $312,000 pursuant to the lease in 1993, 1994, and 1995, respectively. Based on the Company's review of nearby real estate and an independent appraisal, the Company believes that the terms of the lease with Mr. Ende are no less favorable than would otherwise be obtained from unaffiliated third parties. The remaining 60,000 square feet is leased from a bankruptcy trustee on a month-to-month basis at $24,000 per year.

       The Company owns a facility, purchased in April 1995, comprised of approximately 40,000 square feet on nine acres at Lot #22, Fairfield Industrial Park, Fairfield, Illinois, which serves as the Company's Midwest Distribution Center.

 The Company  occupies  approximately  10,000  square feet of public
warehouse space at 230 East Burnside, Portland, Oregon on a   yearly basis.

Item 4.      Security Ownership of Certain Beneficial Owners and Management

       The following table sets forth information as of the date of this filing, the number of shares of the Company's outstanding Common Stock, $.001 par value, beneficially owned (as such term is defined in Rule 13-d3 under the Securities Exchange Act of 1934) by each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares, by each director, by each named executive officer, and by all directors and officers as a group:

         Name and Address                 Amount and Nature               Percentage
         of Beneficial Owner              Beneficial Ownership (1)        of Class (1) (2)
         ------------------------------------------------------------------------------------------------

         Joseph Ende (3)                       2,689,333(4)                  68.1%

         Sandra Ende (3)                          30,000(5)                 (9)

         Marc J. Ruskin (3)                           0 (6)                 (9)

         Scott Osias (3)                          15,000(7)                 (9)

         Officers and Directors                2,734,333(8)                  69.3%
         as a Group
         (4 Persons)

(1) Unless otherwise noted, the Company believes that all persons named in this table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this filing upon the exercise of warrants or options. Unless otherwise noted, each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(2)   Based on   3,868,730  shares of Common Stock  outstanding as of   August
      13, 1996.

(3) The address of this person is c/o the Company, 33-16 Woodside Avenue, Long Island City, New York 11101.

(4) Includes (i) 15,000 shares owned of record by the Joseph and Sandra Ende Charitable Trust, of which Joseph and Sandra Ende are Trustees, (ii) 80,000 shares which may be obtained upon the exercise of currently exercisable stock options, but excludes an aggregate of 220,000 shares underlying options which are not currently exercisable or exercisable within the next 60 days; and (iii) 386,000 shares pledged to Bank Leumi Trust Company as security for the repayment of the loan made by such Bank to the holder of such shares to purchase such shares.

      In March 1996, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000 shares of Series B Preferred Stock to be held by Joseph Ende. As sole stockholder of the Series B Preferred Stock, which will vote as a separate class, Mr. Ende has the exclusive right to elect a majority of the Company's Board of Directors until the earlier of the redemption date of March 31, 2001 or the reporting by the Company of at least $75 million in net sales for any year through December 31, 2000. See Item 7. "Certain Relationships and Related Transactions."

(5) Includes 15,000 shares owned of record by the Joseph and Sandra Ende Charitable Trust, of which Joseph and Sandra Ende are Trustees, but does not include any other shares beneficially owned by Joseph Ende, Sandra Ende's husband.

(6)   Does not include   30,000  shares of Common  Stock which may be  purchased
      pursuant to stock options held by Mr. Ruskin which are not currently exercisable or exercisable within the next 60 days.

(7) Does not include 9,000 shares of Common Stock which may be purchased pursuant to stock options held by Mr. Osias which are not currently exercisable or exercisable within the next 60 days.

(8) Includes 80,000 shares issuable upon exercise of currently exercisable stock options, but does not include 235,000 shares of Common Stock which may be purchased pursuant to stock options which are not currently exercisable.

(9)   Less than one percent of the issued and outstanding shares.

Item 5.      Directors and Executive Officers.

       Set forth below are the names, ages and positions of the Company's executive officers and directors, along with certain information relating to the business experience of each.

Name               Age        Position

Joseph Ende        49         Chairman of the Board, President and
                              Chief Executive Officer

Scott Osias        42         Vice President of Sales and Marketing

Marc J. Ruskin     44         Chief Financial Officer

Sandra Ende        44         Secretary and Director

       All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Directors currently receive no cash compensation for serving on the Board of Directors. Officers are elected annually by the Board of Directors and, subject to existing employment agreements, serve at the discretion of the Board.

       Joseph Ende has been President, Chief Executive Officer and Chairman of the Board of Directors of the Company since July 9, 1992. He has been the President and a Director of Sanyo Automotive since its inception in June 1976. Mr. Ende is the husband of the Company's Secretary, Sandra Ende.

       Scott Osias has been the Vice President of Sales and Marketing of the Company since October 1992. Mr. Osias has been employed in the retail automotive industry for 23 years and was the principal owner and operator of Automotive Discount Centers, a 14 store retail automotive parts store chain in New York from 1973 to 1988. Prior to joining the Company, from 1988, Mr. Osias was General Manager of Prime Automotive Warehouse, a warehouse distribution automotive parts chain.

       Marc J. Ruskin, CPA, has been the Chief Financial Officer of the Company since August 1995. He has 19 years of financial experience, including a combined five years at Ernst & Young LLP and Deloitte & Touche LLP. From 1993 until he joined the Company, Mr. Ruskin was Vice President of Finance and Administration for the Nason Group LLC, a Connecticut company formed to purchase and develop real estate. From 1991 to 1993, Mr. Ruskin was the Chief Financial Officer of REBO Group Incorporated, a New York based international corporation specializing in the research, development and production of high definition television. Mr. Ruskin was Vice President of Finance and Administration of Kaufman Astoria Studios, a company specializing in film/television and real estate management, from 1982 to 1991. Mr. Ruskin holds an MBA from the University of Bridgeport.

     Sandra Ende has been a Director of the Company since July 1992. She has been employed by Sanyo Automotive since its inception in June 1976 in various capacities including bookkeeper, Personnel Manager, Director of Marketing and Office Manager. Ms. Ende is the wife of the Company's President, Mr. Joseph Ende.

Item 6.      Executive Compensation.

       The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company, a small business issuer, during the years ended December 31, 1995, 1994 and 1993, by the Company's Chief
Executive Officer, who was the Company's only executive officer ("Named Executive Officers") whose total compensation exceeded $100,000.

                                            Summary Compensation Table

                                                                    Long-Term
                               Annual Compensation                Compensation

                              Salary      Bonus    Other Annual   Restricted
Name and  Principal                                Compensation   Stock Award(s)
Position             Year      ($)       ($)          ($)            ($)
(a)                  (b)       (c)       (d)          (e)            (f)

Joseph Ende,  Chief  1995    $127,500    -0-(1)       -0-
Executive   Officer                                                180,000(2)
and Director
                     1994   $130,000     -0-          -0-(3)
                                                                   120,000(4)
                     1993   $108,000   $102,745       -0-            -0-


(1) The Board of Directors has the discretion to grant Mr. Ende a bonus of at least $50,000 for each of the six-month periods ending June 30 and December 31 during the three-year term of his employment agreement entered into on July 31, 1995, as amended, provided the Company reports operating income before taxes, but after payment of such bonus for the applicable six-month period. No bonus was issued for the period ended December 31, 1995.

(2) On July 31, 1995, Mr. Ende was granted, subject to stockholder ratification, non-qualified stock options under the Company's 1995 Stock Option Plan, to purchase 180,000 shares of Common Stock at $3.00 per share terminating on July 30, 2000. See "1995 Employee Stock Option Plan" below and Item 7. "Certain Relationships and Related Transactions."

(3) Excludes $7,795,839 and $2,314,000 non-cash compensatory expenses related to the release of escrow shares, the exercise of warrants, the conversion of the Series A Preferred Stock and the payment of dividends on the Series A Preferred Stock during 1992 and 1994, respectively, pursuant to the terms of the Reverse Merger Agreement. See Item 7. "Certain Relationships and Related Transactions."

(4) The Company cancelled 120,000 options, exercisable at $20 per share, previously granted to Joseph Ende, and re-granted such options to Mr. Ende at an exercise price of $2.50 per share. See "1994 Employee Stock Option Plan, below."

                     Options/SAR Grants in Last Fiscal Year
                    --------------------------------------
                                                                           Potential Realizable
                                                                           Value at Assumed
                                                                           Annual  Rates of Stock Price
                                                                           Appreciation For
               Individual Grants                                           Option Term
               ------------------------------------------------------------------- -----------

              Number of       Percent of
                                Total
              Securities      options/SA        Exercise
              underlying      Rs Granted        or Base     Expiration
              options/SARs    to Empoyees       Price          Date
Name          Granted         in Fiscal Year    ($/Sh)                         5% ($)     10%
(a)          (#)(b)              (c)             (d)           (e)              (f)       (g)
Joseph Ende   180,000           96.7%           $3.00          12/15/00      $149,400   $329,400
Marc Ruskin     6,000            3.3%           $2.25          9/4/00          $3,729     $8,220


(1) Does not include options to purchase 24,000 shares of Common Stock granted to Mr. Ruskin during 1996. See "1994 Employee Stock Option Plan" below.

              Aggregated Option/SAR Exercises in Last Fiscal Year
                         and FY End Option/SAR Values(1)
             -----------------------------------------------------



                                             Number of
                                             Securities            Value    of
                                             Underlying            Unexercised
                                             Unexercised           in-the-Money
                                             Options/SARs          Options/SARs
                Shares                       at Fiscal             at  Fiscal
                Acquired on      Value       Year- End (#)         Year-End ($)
Name            Exercise (#)    Realized ($) Exercisable/          Exercisable/
                                             Unexercisable         Unexercisable

(a)                (b)            (c)          (d)                  (e)

Joseph Ende        -0-(1)         -0-       80,000/40,000            -0-

(1) Does not include the exercise of 41,666 Class F Warrants or the issuance of 1,000,000 shares of Common Stock upon the conversion of the Series A Preferred Stock by Mr. Ende during 1994 pursuant to the terms of the Reverse Merger Agreement. See Item 7. "Certain Relationships and Related Transactions."

Employment Agreements
---------------------

       On July 31, 1995, the Company entered into a three-year employment agreement with Joseph Ende, the President and Chief Executive Officer of the Company. The agreement automatically renews for consecutive one-year periods unless terminated on thirty days' prior written notice by either party. In 1995, Mr. Ende received a base annual salary of $127,500 . The Board of Directors
has the  discretion  to grant  Mr.  Ende   a  performance  bonus of at least
$50,000 for each of the six-month periods ending June 30 and December 31 during the term of the agreement, provided the Company reports operating income before taxes, but after payment of such bonus for the applicable six-month period. Such bonus will not accrue in the event the income level is not met. Mr. Ende has agreed not to compete with the Company during the term of, and for a one-year period from the date of termination of, his employment with the Company.

       On November 24, 1994, the Company entered into a three-year employment agreement with Scott Osias, Vice President of Sales and Marketing. The agreement automatically renews for consecutive one-year periods unless terminated on thirty days' prior written notice by either party. In 1995, Mr. Osias is receiving a base annual salary of $52,000, with a bonus to be determined by the Board of Directors. Mr. Osias has agreed not to compete with the Company during the term of, and for a one-year period from the date of termination of, his employment with the Company.

Employee Stock Bonus Plan
-------------------------

       In April 1995, the Company adopted an Employee Stock Bonus Plan which enables all full-time permanent employees to purchase shares of Common Stock at 85% of its then fair market value through payroll deductions. There are 100,000 shares available for sale under such plan without limitation as to the number of shares which may be purchased by any employee. These shares may be newly-issued shares or which may be purchased by the Company in the open market. An aggregate of 3,064 shares have been purchased under such plan as of December 31, 1995.

1994 Employee Stock Option Plan

       The Company has established the 1994 Employee Stock Option Plan (the "1994 Plan"). The 1994 Plan is intended to provide the employees, directors, independent contractors and consultants of the Company with an added incentive to continue their services to the Company and to induce them to exert their maximum efforts toward the Company's success. The 1994 Plan provides for the grant of options to qualified directors, employees (including officers), independent contractors and consultants of the Company to purchase an aggregate of 300,000 shares of Common Stock. Options to purchase no more than 120,000 shares of Common Stock may be granted to any one person in any two-year period. The 1994 Plan is currently administered by the Board of Directors. The Board determines, among other things, the persons to be granted options under the 1994 Plan, the number of shares subject to each option and the option price.

       The 1994 Plan allows the Company to grant incentive stock options ("ISOs"), as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), Non-Qualified Stock Options ("NQSOs") not intended to qualify under Section 422(b) of the Code and Stock Appreciation Rights ("SARs"; collectively, with ISOs and NQSOs referred to as "Options") at any time within 10 years from the date the 1994 Plan was adopted. The exercise price of ISOs may not be less than the fair market value of the Common Stock on the date of grant, provided that the ^ exercise price of ISOs granted to an optionee owning more than 10% of the outstanding Common Stock may not be less than 110% of the fair market value of the Common Stock on the date of grant. In addition, the aggregate fair market value of stock with respect to which ISOs are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. Options may not have a term exceeding ten years, except that ISOs granted to an optionee owning more than 10% of the outstanding Common Stock may not have a term of more than five years and ISOs must be granted to, and exercised by, employees of the Company (including officers). Options are not transferable, except upon the death of the optionee.

       Since the 1994 Plan's adoption, ISOs to purchase ^ 282,000 shares of Common Stock have been granted (of which options to purchase 123,000 shares have terminated and are available for reissuance under the 1994 Plan), and no NQSOs or SARs have been granted under the 1994 Plan. Options to purchase ^ 141,000 shares of Common Stock remain reserved for grant under the 1994 Plan. The following chart sets forth in further detail, for options outstanding as of the date hereof, the amount of options granted, the options vested, the exercise price thereof, the number of options exercised and the expiration dates thereof.


   # of Options        # of Options
     Granted              Vested            Exercised             Exercise Price
                                                                    Expiration
                                                                       Date
   9,000                    -0-                -0-                    $2.50
                                                                       11/1/99
   120,000               80,000                -0-                    $2.50
                                                                       12/15/99
   6,000                    -0-                -0-                    $2.25
                                                                       9/4/00
   24,000                   -0-                -0-                    $3.00
                                                                       5/28/02

       Scott Osias, Vice President of Sales and Marketing, was granted a stock option under the 1994 Plan to purchase 9,000 shares of Common Stock at $2.50 per share, which option becomes exercisable on a cumulative basis on January 1, 1997 to the extent of 4,000 shares; on January 1, 1998 for an additional 3,000 shares, and on January 1, 1999 until November 1, 1999 in full.

       In December 1994, the Company cancelled options to purchase 120,000 shares of Common Stock exercisable at $20 per share, previously granted to Joseph Ende under the 1994 Plan, and re-granted such options to Mr. Ende at an exercise price of $2.50 per share. Such options were re-granted because the Company's Board of Directors determined that such re-grant would provide a greater incentive to Mr. Ende. Of such options, 80,000 are currently exercisable and the remaining 40,000 are exercisable in two installments in December 1996.

       Mark J. Ruskin, Chief Financial Officer, was granted a stock option under the 1994 Plan to purchase 6,000 shares of Common Stock at $2.25 per share, which option becomes exercisable on a cumulative basis on September 5, 1997 to the extent of 2,000 shares; on September 5, 1998 to the extent of an additional 2,000 shares, and on September 5, 1999 until September 4, 2000 in full. Mr. Ruskin was granted a second option under the 1994 Plan to purchase 24,000 shares of Common Stock at $3.00 per share, which option becomes exercisable on a cumulative basis on May 29, 1997 to the extent of 8,000 shares; on May 29, 1998 to the extent of 3,000 shares; on May 29, 1999 to the extent of 3,000 shares; on May 29, 2000 to the extent of 5,000 shares; and on May 29, 2001 to the extent of 5,000 shares.

1995 Employee Stock Option Plan
-------------------------------

       In July 1995, the Company's Board of Directors adopted the 1995 Employee Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the grant of ISOs, NQSOs and SARs to purchase an aggregate of 300,000 shares of Common Stock. The provisions of the 1995 Plan are otherwise identical to the above-stated terms of the 1994 Plan.

       Since the adoption of the 1995 Plan, no ISOs or SARs have been granted, and NQSOs to purchase 180,000 shares of Common Stock have been granted to Joseph Ende. Options to purchase 120,000 shares of Common Stock remain available for grant under the 1995 Plan. The following chart sets forth in further detail, as of the date hereof, the amount of the options granted, the options vested, the exercise price thereof, the number of options exercised and the expiration dates thereof.

   # of Options  # of Options       #  of Options                     Expiration
      Granted         Vested           Exercised     Exercise Price     Date
      180,000         -0-                 -0-           $3.00         7/30/00

       On July 31, 1995, Mr. Ende was granted, subject to stockholder ratification, NQSOs under the 1995 Plan, to purchase 180,000 shares of Common Stock at $3.00 per share terminating on July 30, 2000. The option becomes exercisable on a cumulative basis in one-third increments on July 31, 1997, 1998 and 1999. The option will become immediately exercisable, in full, upon a change in control (as defined in the 1995 Plan) of the Company.
See Item 7. "Certain Relationships and Related Transactions."

                                      Repricing of Options/SARs
                                      -------------------------


                                                                                                   Lenght of
                                                                                                   Original
                               Number of                                                           Option
                               Securities     Market           Exericise                            Term
                               Underlying     Price of         Price of                            Remaining
                               Options/SA     Stock at         Stock at                            at Date of
                                  Rs          Time of          Time of              New            Repricing
                               Repriced or    Repricing or     Repricing or       Exercise           or
                                Amended       Amendment        Amendment           Price ($)       Amendment
   Name            Date          (#)            ($)                ($)
   (a)             (b)           (c)            (d)               (e)                (f)             (g)

   Joseph Ende     12/16/94     120,000        $2.50             $20.00            $2.50           5 years


Compensation Committee Interlocks and Insider Participation

       The Company presently has no compensation committee or other board committee performing equivalent functions. The following officers and employees of the Company participated in deliberations of the Company's Board of Directors concerning executive officer compensation: Joseph Ende, President and Chief Executive Officer and Marc Ruskin, Chief Financial Office r.


Item 7.     Certain Relationships and Related Transaction  s.

        In connection with the Reverse Merger, the Company and Mr. Ende entered into a Reverse Merger Agreement, as amended, which provided for the issuance of additional shares of Common Stock to Mr. Ende upon the conversion or exercise of convertible preferred stock and warrants, and the forfeiture to the Company of certain shares of Common Stock held by Mr. Ende, depending upon whether or not certain earnings levels were achieved by the Company during each of the three years (and during the three-year period in the aggregate) ended December 31, 1994. Pursuant to the Reverse Merger Agreement, the Company issued to Mr. Ende Class D, Class E and Class F warrants to purchase an aggregate of 125,000 shares of the Common Stock at an exercise price of $.40 per share, provided that the Company earned pre-tax operating income in the amount of $375,000, $750,000 and $1,000,000, for the years ended December 31, 1992, 1993 and 1994, respectively.

        For the year ended December 31, 1992, the Company earned pre-tax operating income (exclusive of any noncash compensatory charges against earnings arising from release of escrowed shares, the conversion of the Series A Preferred Stock and the exercise of Class D Warrants) of more than $375,000. As a result, 375,000 shares of Common Stock previously issued to Joseph Ende, in connection with the Reverse Merger were released to him under the terms of the Reverse Merger Agreement. In addition, Mr. Ende exercised all 41,666 Class D Warrants (those relating to the 1992 earnings) in consideration for the reduction of the Company's outstanding note payable to Mr. Ende of $16,667. Total noncash compensatory charges resulted in a noncash expense to the Company for the year ended December 31, 1992 of $7,795,83 9.

        The Company earned pre-tax operating income of less than $750,000 for the year ended December 31, 1993. As a result, Joseph Ende was required under the Reverse Merger Agreement to return an aggregate of 250,000 shares of escrowed Common Stock to the treasury of the Company and was unable to exercise Class E warrants to purchase 41,666 shares of Common Stock. Mr. Ende disputed this forfeiture of shares, but waived any claims he had against the Company in exchange for the July 1995 grant, subject to stockholder ratification, of an option to purchase 180,000 shares of Common Stock under the 1995 Plan. See Item
6. "Executive Compensation - 1995 Employee Stock Option Plan^."

        The Company earned pre-tax operating income of more than $1,000,000 for the year ended December 31, 1994. As a result, under the terms of the Reverse Merger Agreement, an aggregate of 125,000 escrowed shares were released to Mr. Ende and Mr. Ende exercised all Class F Warrants (those relating to 1994 earnings) in consideration of payment of $16,66 7.

        In connection with the Reverse Merger, Mr. Ende received 2,000,000 shares of Series A Preferred Stock of the Company in exchange for existing debt of $507,500 owed by Sanyo Automotive to Mr. Ende. Under the terms of the Reverse Merger Agreement, the Series A Preferred Stock was converted into 1,000,000 shares of Common Stock as of April 30, 1995, since the Company had revenues of at least $25,000,000 for fiscal 1994 and the Company had cumulative pre-tax operating income for the years ended December 31, 1992, 1993 and 1994 of at least $2,125,00 0.

        As of December 31, 1995, Joseph Ende had personally guaranteed payment of up to an aggregate of $9,000,000 of the Company's indebtedness under its credit facilities. In February 1996, the bank limited Mr. Ende's guarantee to $1,000,000. See Item 6. "Executive Compensation - Employment Agreements" for a description of the terms of current Employment Agreements between the Company and Joseph Ende, President, and Scott Osias, Vice President of Sales and Marketin g.

In January 1995, Joseph Ende purchased 386,000 shares of Common Stock and two non-affiliated persons purchased 75,000 and 131,330 shares, respectively, from the Brennan Trusts as described under Item 9. "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

     In March 1996, the Company amended its Certificate of Incorporation to authorize 1,000 shares of Series B Preferred Stock, $.001 par value per share, all of which shares are held by Joseph Ende. See Item 4. "Security Ownership of Certain Beneficial Owners and Management^."

     See "Item 3. Properties" for a description of a lease between Mr. Ende and the Compan y.

Item 8.     Legal Proceeding s.

        On December 28, 1995, the Company filed a complaint against 18, Inc., Twenty, Inc., Twenty-One, Inc., Thirty, Inc., Forty, Inc., Dori Avishay and Israel Goldman in the Supreme Court of the State of New York, County of Queens, claiming that the defendants owe the Company $985,943.91, including interest, for goods sold and delivered and account stated, and demanding punitive damages in the amount of $1,000,000. The defendants have answered the complaint, denied the allegations and counterclaimed against the Company, as well as Joseph Ende, the Company's President for fraud in the amount of $5 million of damages and $20 million of punitive damages. In June 1996, the Company settled this action. Inventory totalling approximately $459,000 was returned to the Company. The Company was required to pay the customer $85,000. As a result of the above settlement and available reserves the Company recorded an expense of $212,000 in the financial statements for six months ended June 30, 1996. Mutual releases were exchanged for all claims and counterclaims.

       The Teamsters Union representing employees at the Company's Long Island City, New York warehouse has made a claim for approximately $64,000 in unpaid health benefits, interest and audit expenses. The Company is disputing this claim.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)    Market Information

       The Common Stock   has traded on the Nasdaq  SmallCap  Market since June
6, 1996 under the symbol BHQU. Until   then, the Common Stock traded   on the
Electronic  Bulletin Board maintained by the National  Association of Securities
Dealers,  Inc.   Prior to August 8, 1995, the Common Stock   was traded under
the symbol SNYO.


       The following  table sets forth the high and low bid   quotations for the
Common  Stock for each  quarter of   1994 and 1995  through  June 5, 1996,  as
reported by the National Quotation Bureau, Inc. and since June 6, 1996, as reported by Nasdaq. Such quotations represent prices in dollars between dealers, do not include retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.


                                                       Bid Prices
                                                     High       Low
    1994
First Quarter                                        $2.00     $1.00
Second Quarter                                       $3.00     $2.00
Third Quarter                                        $2.00     $1.25
Fourth Quarter                                       $.375     $.750

    1995
First Quarter                                        $.813     $.156
  Second Quarter                                     $.750     $.250
  Third Quarter
    (through August 7, 1995)                         $ .35     $ .25
  (from August 8, 1995)(1)                           $3.50     $2.50
Fourth Quarter                                       $5.25     $2.75

    1996
First Quarter                                        $3.50     $2.75
   Second Quarter                                    $5.38     $3.00
   Third Quarter
   (through August 31, 1996)                         $6.25    $5.375

 [(1) The prices from this date forward reflect the Company's August 8, 1995 one-for-ten reverse stock split.


       As of September 11 , 1996, the closing bid and asked prices of the Common Stock were [$6.25] and ^ $6.63 per share, respectively.

       On December 21, 1992, the United States Securities and Exchange Commission (the "Commission") suspended trading in the Company's securities from December 21, 1992 through January 5, 1993. The Commission advised the Company that it initiated this suspension because it appeared to the Commission that there was a lack of current and accurate information concerning the identity of
(i) persons who may have acquired undisclosed control of the Company and (ii) persons having beneficial ownership of the Company's securities. The Company was advised after December 21, 1992, that at the time of the Reverse Merger, the beneficiaries of certain trusts, which had beneficial ownership of approximately 23% of the Company's Common Stock through the potential exercise of Class A, Class B and Class C Warrants, were the three sons of Robert E. Brennan, the former President of First Jersey Securities, Inc. (the "Brennan Trusts") and that Mr. Brennan's beneficial ownership of the Common Stock on a fully diluted basis was approximately 38% of the Common Stock. On January 8, 1993, trading in the Company's securities was resumed.

       During 1993 and 1994, the Company's President and Principal Stockholder did not sell any shares of Common Stock and there were no developments or changes in the Company's operations which would have accounted for the substantial decrease in the market price of the Common Stock as disclosed under the above table. However, certain broker-dealers, which were active market makers in the Common Stock and which were alleged by the Commission to be under the control of Robert E. Brennan, were investigated by the Commission for, among other things, trading in the Company's securities and ultimately ceased doing business.

       At such time, Management of the Company believed that the continued beneficial ownership of the Common Stock by the Brennan Trusts had resulted in the Company's failure to obtain a listing of the Common Stock on NASDAQ and other adverse effects on the Company and its operations. Management further believed that it was in the best interests of the Company to repurchase such shares from the Brennan Trusts. The Company's lender would not lend the Company the funds necessary to purchase shares of Common Stock from the Brennan Trusts, but agreed to loan the money to Mr. Ende personally to purchase the shares. In January 1995, Joseph Ende purchased 386,000 shares of Common Stock using the proceeds of such bank loan, and William Orzolek and Robert W. Green, two non-affiliated persons, purchased 75,000 and 131,330 shares, respectively, from the Brennan Trusts. As of January 1995 and at present, Management has no knowledge of Mr. Brennan, the Brennan Trusts and any of Mr. Brennan's affiliates owning any securities of the Company.

(b)    Stockholders of Record
       ----------------------

            As of September 16, 1996, there were 527 holders of record of the Common Stock and 1 holder of record of the Series B Preferred Stock. The Company reasonably believes that there are in excess of 5,000 beneficial owners, including the beneficial owners of Common Stock currently held in the name of depository institutions.

(c)    Dividend Policy
       ---------------
       To date, no cash dividends have been paid on the Common Stock. On April 30, 1995, a dividend in the amount of $112,730 was declared, but not paid, to the Company's President on the Series A Preferred Stock issued in connection with the Reverse Merger. On April 30, 1995, all of the then outstanding shares of Series A Preferred Stock were converted into Common Stock in accordance with their terms as a result of the attainment by the Company of certain performance levels. Of the $112,730 in accrued dividends, $50,000 was exchanged for the 1,000 shares of Series B Preferred Stock issued to the Company's President. See
Item 2. "Financial Information -Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 7. "Certain Relationships and Related Transactions."

       No cash dividends on the Common Stock are contemplated in the foreseeable future, and the Company presently intends to retain all of its earnings for the future operations and growth of the business. In addition, the Company's loan agreement with its senior lender prohibits the payment of dividends if such payment would result in a breach of the loan agreement.


Item 10.     Recent Sales of Unregistered Securities.

(a) 1 . On May 29, 1996, the Company granted Marc J. Ruskin options to purchase 24,000 shares of Common Stock at an exercise price of $3.00 per share for services rendered.

 2 . Between February 7, 1996 and May 10, 1996, an aggregate of 3,064 shares of Common Stock were purchased by and issued to employees of the Company pursuant to the Company's Employee Stock Bonus Plan.

   3. On March 28, 1996, 1,000 shares of Series B Preferred Stock were issued to Joseph Ende in consideration for services rendered.

   4. On January 5, 1996, an aggregate of 538 shares of Common Stock were issued to two employees of the Company in consideration for services rendered.

   5. On November 8, 1995, an aggregate of 2,366 shares of Common Stock were purchased by and issued to 18 employees of the Company pursuant to the Company's Employee Stock Bonus Plan.

   6. On September 5, 1995, the Company granted to Marc J. Ruskin options to purchase 6,000 shares of Common Stock at an exercise price of $2.25 per share for services rendered.

   7. On July 31, 1995, the Company granted to Joseph Ende, subject to stockholder ratification, options to purchase 180,000 shares of Common Stock at an exercise price of $.30 per share.

   8. On May 19, 1995, 1,000,000 shares of Common Stock were issued to Joseph Ende upon conversion of 2,000,000 shares of Preferred Stock issued to Mr. Ende in connection with the acquisition of Sanyo Automotive.

   9. On May 19, 1995, 41,666 shares of Common Stock were issued to Joseph Ende upon the exercise of all of the Company's Class F Warrants for an aggregate consideration of $16,667.

  10. On December 16, 1994, the Company regranted to Joseph Ende options to purchase 120,000 shares of Common Stock at an exercise price of $2.50 per share.

  11. On December 7, 1994, the Company granted to Gregory Farrell options to purchase 3,000 shares of Common Stock at an exercise price of $2.50 per share, which options have been terminated.

  12. On November 21, 1994, the Company granted to Scott Osias options to purchase 9,000 shares of Common Stock at an exercise price of $2.50 per share.

  13. On October 25, 1994, 41,666 shares of Common Stock were issued to Joseph Ende upon the exercise of all of the Company's Class D Warrants for an aggregate consideration of $16,667.

  14. On October 25, 1994, 1,100 shares of Common Stock were issued to Ilan Pacholder in consideration for services rendered.

  15. On March 30, 1994, 348,750 shares of Common Stock were issued to certain warrantholders upon the exercise of the Company's Class A Warrants, at an exercise price of $1.80 per share, as follows:

                               Number of Warrants
Name                           Exercised             Number of Shares

The Christopher Trust          2,241,100                 112,055
REB Trust                      1,841,100                  92,055
KAB Trust                      1,841,100                  92,055
Ruth Greer                       100,000                   5,000
Alvin Abrams                     951,700                  47,585

           16. On March 30, 1994, 348,750 shares of Common Stock were issued to certain warrantholders upon the exercise of the Company's Class B Warrants, at an exercise price of $2.40 per share, as follows:

                                    Number of Warrants
Name                           Exercised             Number of Shares

The Christopher Trust          2,241,100                 112,055
REB Trust                      1,841,100                  92,055
KAB Trust                      1,841,100                  92,055
Ruth Greer                       100,000                   5,000
Estelle Abrams                   951,700                  47,585

    17. On March 30, 1994, 5,000 shares of Common Stock were issued to Ruth Greer upon the exercise of 100,000 of the Company's Class C Warrants, at an exercise price of $5.00 per share.

    18. On January 1, 1994, 700 shares of Common Stock were issued to Morton Haft in consideration for services rendered.

    19. On May 23, 1993, 100 shares of Common Stock were issued to each of five employees of the Company in consideration for services rendered, for an aggregate of 500 shares issued.

(b) There were no underwriters with respect to any of the above transactions. The persons or the class of persons to whom the securities were sold are as indicated under each numbered item.

(c) The Company received aggregate consideration for the above securities as indicated under each numbered item.

(d) The exemption for the issuance of the 1,000,000 shares of Common Stock upon conversion of shares of Preferred Stock is claimed under Section 3(a)(9) of the Securities Act; the exemption for the grant and exercise of all warrants and options listed above is claimed under Section 4(2) of the Securities Act; and the exemption for the issuance of the shares in subsections a(1), a(2), (a)(3),
(a)(4),   (a)(5),  (a)(13),  (a)(17) and (a)(18),  respectively,  is claimed under Section 4(2) of the Securities Act.

Item 11.     Description of  Registrant's Securities to be Registered.

Common Stock
------------

       The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of shares of Common Stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of the Common Stock voting for the election of directors are able to elect less than the majority of all directors. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company available upon liquidation, dissolution or winding up of the Company, subject to any superior rights of the holders of the Series B Preferred Stock. All of the 3,416,197 shares of Common Stock outstanding as of April 26, 1996, are duly authorized, validly issued, fully paid and non-assessable.


Item 12.     Indemnification of Directors and Officers.

       Except to the extent hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of Brake Headquarters U.S.A., Inc., a Delaware corporation (the "Company") is insured or indemnified in a manner against liability which he may incur in his capacity as such.

     Article SEVENTH of the Company's Certificate of Incorporation and Article VI of the Company's By-laws provide for the indemnification of officers and directors to the fullest extent allowed by the Delaware General Corporation Law (the "DGCL").

       The DGCL provides, in part, that no director shall be personally liable to a corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except:

     (i) for breach of the director's duty of loyalty to the corporation or its stockholders;
     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     (iii)  pursuant to Section 174 of the DGCL; or
     (iv) for any transaction from which the director derived an improper personal benefit.


Item 13.     Financial Statements and Supplementary Data.

The Company's financial statements are included in a separate section of this registration statement following Item 15.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

       On June 8, 1994, the Board of Directors of the Company dismissed Borek Stockel & Marden ("BS&M") as the Company's certified public accountants. The Board of Directors took such action following the indictment (concerning matters unrelated to the Company) of the partner of BS&M who handled the Company's accounts. During the two years and the interim period preceding such termination, (a) the auditors' report on the financial statements of the Company did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles and (b) there were no disagreements with BS&M as to auditing principles or practices, financial statements and disclosure or auditing scope or procedure.

       The Board of Directors of the Company then voted to retain the firm of Goldstein Golub Kessler & Company, P.C. ("GG&K"). Prior to its appointment, the Company did not consult with GG&K regarding the application of any accounting principle, the type of opinion that would be rendered on the Company's financial statements, or any matter that was the subject of disagreement.

       On December 28, 1995, the Board of Directors of the Company dismissed GG&K as the Company's certified public accountants. GG&K's report on the financial statements for the year ended December 31, 1994 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Through December 28, 1995, there were no disagreements on any matter of auditing principles or practices, financial statements and disclosure, or auditing scope or procedure with GG&K.

       The Board of Directors then voted to retain the firm of Deloitte & Touche LLP ("D&T") to audit the Company's financial statements for the year ended December 31, 1995. Neither the Company nor anyone on its behalf consulted with D&T on any accounting principle, the type of opinion that would be rendered on the Company's financial statements, or any matter that was the subject of disagreement prior to its engagement.



Item 15.     Financial Statements and Exhibits.

       Index to Consolidated Financial Statements and ExhibitsPage No.
       ---------------------------------------------------------------
Independent Auditors' Reports...................................................F-1  to F-3

Balance Sheets as of December 31, 1995 and 1994.................................F-4

Statements of Operations for the years ended December 31, 1995, 1994 and 1993...F-5

Statements of Shareholders' Equity for the years ended December 31, 1995, 1994 and 1993........................................................................F-6

Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993...F-7

Notes to Financial Statements...................................................F-8  to F-15

Balance Sheets as of March 31, 1996 (Unaudited)
and December 31, 1995 (Audited).................................................F-16

Statements of Income for the three  months  ended  March 31,  1996 and March 31,
1995 (Unaudited)................................................................F-17

Statements of Cash Flows for the three months ended March 31, 1996 and March 31,
1995 (Unaudited)................................................................F-18

Notes to Financial Statements (Unaudited).......................................F-19 to F-20

Exhibit No.  Exhibit

3.1 Certificate of Incorporation of the Company, as amended and restated.(5)

3.2          By-laws of the Company.(1)

4.1          Form of Common Stock Certificate.(1)

4.2          1994 Employee Stock Option Plan.(2)

4.3          1995 Employee Stock Option Plan.(5)

4.4          Form of Stock Option Agreement.(5)

4.5          Employee Stock Bonus Plan.(5)

10.1 Unlimited Guaranty made by Joseph Ende on behalf of Sanyo Automotive Parts, Ltd. in favor of Bank Leumi dated April 25, 1990.(2)

10.2 Lease Agreement between the Company and Joseph Ende dated July 1, 1992.(2)

10.3 Loan Agreement between Sanyo Automotive Parts, Ltd. and the City of Fairfield dated November 9, 1993.(2)

10.4 Employment Agreement between the Company and Scott Osias dated November 24, 1994.(4)

10.5 Amendment dated April 17, 1995 to Agreement and Plan of Reorganization by and among Unified Capital, Inc. (now know as Sanyo Industries, Inc.), Sanyo Automotive Parts, Ltd. and Joseph Ende dated July 9, 1992.(4)

10.6 Loan Agreement between Sanyo Automotive Parts, Ltd., The Fairfield National Bank and Illinois Development Authority dated January 13, 1995.(4)


10.7 Employment Agreement between the Company and Joseph Ende dated July 31, 1995.(5)

10.8 Promissory Note in the principal amount of $258,000 made by Brake Headquarters U.S.A., Inc. to Dean Petkanas dated November 17, 1995.(5)

10.9 Mortgage between Sanyo Automotive Parts, Ltd. and Fairfield National Bank dated December 8, 1995.(5)

10.10 Promissory Note in the principal amount of $390,000 made by Sanyo Automotive Parts, Ltd. to Fairfield National Bank dated December 8, 1995.(5)

10.11 Second Mortgage between Sanyo Automotive Parts, Ltd. and the Illinois Development Finance Authority ("IDFA") dated December 7, 1995.(5)

10.12 Loan Agreement between Sanyo Automotive Parts, Ltd. and IDFA dated December 11, 1995.(5)

10.13 Promissory Note in the principal amount of $240,000 made by Sanyo Automotive Parts, Ltd. to IDFA dated December 11, 1995.(5)

10.14 Absolute, Unconditional and Continuing Guaranty of Payment made by Brake Headquarters U.S.A., Inc. in favor of IDFA dated December 11, 1995.(5)

10.15 Loan Agreement between Sanyo Automotive Parts, Ltd. and the Chase Manhattan Bank, N.A. dated February 22, 1996.(5)

10.16 Note in the principal amount of $5,000,000 made by Sanyo Automotive Parts, Ltd., to the Chase Manhattan Bank, N.A. dated February 22, 1996.(5)

10.17 Security Agreement between Sanyo Automotive, Ltd. and the Chase Manhattan Bank, N.A. dated February 22, 1996.(5)

10.18 Corporate Guaranty made by Brake Headquarters U.S.A., Inc. in favor of the Chase Manhattan Bank, N.A. dated February 22, 1996.(5)

10.19 Individual Guaranty made by Joseph Ende on behalf of Sanyo Automotive Parts, Ltd. in favor of the Chase Manhattan Bank, N.A. dated February 22, 1996.(5)

10.20 Grid Promissary Note in the amount of $4,300,000 made by Sanyo Automotive Parts, Ltd. to Bank Leumi Trust Company of New York dated May 1, 1996 (7)

10.21 Master Lease dated June 27, 1996 between Brake Headquarters U.S.A., Inc. and Corporate Capital Services, Inc. (7)


*16.1 Letter on Change in Certifying Accountant of Borek Stockel & Marden.

16.2 Letter on Change in Certifying Accountant of Goldstein Golub Kessler & Company, P.C. (6)

21.1 Subsidiaries of the Company.(5)

*     Filed with this Amended Form 10.

(1) Incorporated by reference from the Company's Registration Statement on Form S-18, No. 33-30933-NY.
(2) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1993.
(3)Incorporated by reference from the Company's Current Report on Form 8-K dated July 21, 1992 and as amended by Form 8 dated August 19, 1992 and September 21, 1992.
(4)Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994.
(5)Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.
(6) Incorporated by reference from the Company's Form 8-K/A No. 1 for December 28, 1995.

(7) Incorporated by reference from the Company's registration statement on Form S-1 NO. 333-13533 filed on October 4, 1996




F:\WORK\JFW\BRAKE\FORM10\^ FORM10.8

                                   SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRAKE HEADQUARTERS U.S.A., INC.



Dated:  ^ November 6, 1996  By:      /s/ Joseph Ende
                                         ----------------
                                         Joseph Ende
                                         President and  Chief Executive  Officer
                                        (Principal Executive Officer)



                                     /s/ Marc J. Ruskin
                                         ---------------
                                         Marc J. Ruskin
                                         Chief  Financial  Officer  (Principal
                                         Financial Officer)


                                                                   Exhibit 16.1

                                               August 30, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washinton, D.C. 20549


           Re:  Brake Headquarters U.S.A., Inc.
                -------------------------------

Gentlemen and Ladies:

As the independent public accountants for Brake Headquarters U.S.A., Inc. (the "Company") engaged to audit the Company's financial statements for the fiscal years ended December 31, 1992 and 1993, the undersigned hereby confirms the following:


1. The Company dismissed the undersigned as its independent public accountants on June 8, 1994;

2. The undersigned's reports on the financial statements for the fiscal years ended December 31, 1992 and 1993 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles: and

3. During the two fiscal years and any subsequent interim period preceding the undersigned's dismissal, the Compay had no disputes with the undersigned on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.


                                        Very truly yours,

                                        BOREK, STOCKEL & MARDEN


                                        BY /S/ Thomas Borek
                                        -------------------
                                           Thomas Borek

Division of Corporation Finance
November 6, 1996
Page 1


                             SNOW BECKER KRAUSS P.C.
                                 Attorneys at Law
                                605 Third Avenue
                            New York, New York 10158



                                                              November 6, 1996



Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

         Re:      Brake Headquarters U.S.A., Inc.
                  Form 10 first filed June 6, 1996
                  Commission File No. 0-28640

Gentlemen:

         Pursuant to the Securities Act of 1933, as amended, and the general rules and regulations promulgated thereunder by the Securities and Exchange Commission, the undersigned hereby files on behalf of Brake Headquarters U.S.A., Inc. (the "Company"), one manually signed and one copy marked to show changes of Amendment No. 2 to the Form 10 first filed on June 6, 1996 for the above-named corporation. Amendment No. 2 reflects changes which have been made in response to the Staff's Letter of Comment dated Noember 1, 1996, as well as to reflect certain other changes.

Response to Letter of Comment

         In response to the Letter of Comment, with comments responded to in the same consecutively numbered sequence, the following are the Company's responses and a summary of the changes which are reflected in Amendment No. 2, with appropriate references to the pages and sections where the applicable changes were made.

Business
--------

         Industry Overview
         -----------------

1. This comment has been complied with. The Frost & Sullivan report will be included under "corresp" in the EDGAR submission filed with Amendment No.
     1. to the Form S-1.

2. This section has been revised to reflect that it is Management's belief based on its many years of experience that the automotive aftermarket industry performs well under most economic conditions. While it is a well known fact, the Company did not have any specific report and therefore modified the disclosure.

Liquidity and Capital Resources
-------------------------------

3.   This comment has been complied with.

Financial Statements
--------------------

Consolidated Statements of Shareholders Equity
----------------------------------------------

4. As stated in response to No. 13 to Amendment No. 1, To Form 10 filed September 27, 1996 compensation expense was recognized for the excess is December 31, 1994. The actual conversion, however, had to wait for the financial statements to be finalized and the auditors' report to be issued, which occurred in 1995.

Note 1 Principal Business Activity and Significant Accounting Policies
----------------------------------------------------------------------

5. The Company's policy as to credit losses is set forth on page F-8 in the fourth and fifth sentences under "Concentration of Credit Risk."

Exhibit 23.4 - Independent Arbitrator's Consent
-----------------------------------------------

6. The report was erroneously dated a current date and has been re-executed dated February 25, 1994, the original date which has not changed. Accordingly, the consent was correctly dated and has not been changed.

General
-------

7. The financial statements in the Form s-1 are current through November 11, 1996 and do not need to be updated if the Registration Statement is declared effective prior to such date.

8.   This comment has been complied with.



          If you have any questions concerning this matter, please do not hesitate to contact the undersigned.

                                                         Very truly yours,

                                                         SNOW BECKER KRAUSS P.C.



                                                         Elliot H. Lutzker

EHL:vp
cc:      Marc Ruskin

BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
 December 31,
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
                                                                       1995                                              1994

Current Assets:
Cash                                                            $     17,895                                      $     11,991
Accounts receivable, less allowance for doubtful accounts
of $287,891 and $75,000                                            5,623,117                                         4,309,862
     Inventory                                                     7,873,131                                         6,439,616
     Prepaid expenses and other current assets                                                                         387,767
                                                                                                                       417,805
     Due from President                                               51,604                                                 -
     Deferred tax asset                                              345,345                                           122,678
                                                        ----------------------------------------------------------------------------
                                                                  14,298,859                                        11,301,952

Property and Equipment -net                                          921,120                                           324,769
Other Assets                                                         276,315                                           310,422
                                                        ----------------------------------------------------------------------------
Total current assets                                            $ 15,496,294                                      $ 11,937,143
                                                        ============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Accounts payable, accrued expenses and other current
        liabilities                                            $  2,869,762                  $                      2,156,690
     Notes and acceptances payable                                8,075,196                                         5,054,820
     Current portion of long-term debt                               65,038                                            57,667
     Income taxes payable                                                 -                                           326,536

                                                          --------------------------------------------------------------------------
     Total current liabilities                                   11,009,996                                         7,595,713
Note Payable - Shareholder                                                                                             37,063
                                                                          -
Long-term Debt                                                      630,494                                           179,406
                                                          --------------------------------------------------------------------------
                                                                 11,640,490                                         7,812,182
                                                          --------------------------------------------------------------------------
Commitments and Contingencies (see notes)

Shareholders' Equity:
Series A preferred stock - $.25 par value;
authorized 2,200,000 shares, 2,000,000 shares
issued in 1994                                                            -                                           500,000

Common stock - $.001 par value; authorized 20,000,000 shares,
issued and outstanding 3,416,197 and 2,621,467 shares                 3,416                                             2,622

     Additional paid-in                                          13,014,260                                        12,490,455
capital
     Accumulated deficit                                         (9,161,872)                                       (8,870,070)
     Cumulative foreign currency translation adjustment
                                                                         -                                              1,954
                                                              ----------------------------------------------------------------------
    Total shareholders' equity                                    3,855,804                                         4,124,961
                                                              ----------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                   15,496,294                                        11,937,143
                                                            ========================================================================

See notes to Consolidated Financial Statements

BRAKE HEADQUARTERS U.S.A., NC AND SUBSIDIARIES
COLSOLIDATED STATEMENTS OF OPERATIONS
Year ended December 31,                                      1995             1994             1993
----------------------------------------------------------------------------------------------------


Sales
                                                       32,383,302       26,129,165       18,655,073
   Less returns and allowances
                                                        1,919,572        1,034,692          938,050
                                                  --------------------------------------------------
Net sales
                                                       30,463,730       25,094,473       17,717,023
Cost of goods sold
                                                       22,409,932       18,390,321       13,385,242
                                                  --------------------------------------------------

Gross profit
                                                        8,053,798        6,704,152        4,331,781
                                                  --------------------------------------------------

Operating expenses:
    Selling, general and administrative
                                                        7,238,924        5,198,689        3,961,772
    Non-cash compensatory charges
                                                                -        2,314,000                -
    Settlement of litigation
                                                                -          232,500                -
    Public offering costs
                                                          248,000                -                -
                                                  --------------------------------------------------

                                                        7,486,924        7,745,189        3,961,772
                                                  --------------------------------------------------

Income (loss) from operations
                                                          566,874      (1,041,037)          370,009
                                                  --------------------------------------------------

Other income (expense):
    Interest expense
                                                        (774,762)        (520,602)        (314,796)
   Gain (loss) on foreign currency transactions
                                                            2,816         (12,270)            3,431
                                                  --------------------------------------------------

                                                        (771,946)        (532,872)        (311,365)
                                                  --------------------------------------------------

Income (loss) before provision (benefit) for
income taxes                                            (205,072)      (1,573,909)           58,644

Provision (benefit) for income taxes
                                                         (26,000)         395,000            17,457
                                                  --------------------------------------------------

Net income (loss)                                     $ (179,072)  $   (1,968,909)           41,187

                                                  ==================================================

Net loss per common and common equivalent share     $     (0.06)  $         (0.92)       $   (0.00)

                                                  ==================================================

Weighted average number of common and common
equivalent shares outstanding                         3,058,968         2,188,414        2,618,321
                                                  ==================================================


BRAKE HEADQUARTERS U.S.A., NC AND SUBSIDIARIES
COLSOLIDATED STATEMENTS OF OPERATIONS
Year ended December 31,                                      1995             1994             1993
----------------------------------------------------------------------------------------------------


Sales
                                                       32,383,302       26,129,165       18,655,073
   Less returns and allowances
                                                        1,919,572        1,034,692          938,050
                                                  --------------------------------------------------
Net sales
                                                       30,463,730       25,094,473       17,717,023
Cost of goods sold
                                                       22,409,932       18,390,321       13,385,242
                                                  --------------------------------------------------

Gross profit
                                                        8,053,798        6,704,152        4,331,781
                                                  --------------------------------------------------

Operating expenses:
    Selling, general and administrative
                                                        7,238,924        5,198,689        3,961,772
    Non-cash compensatory charges
                                                                -        2,314,000                -
    Settlement of litigation
                                                                -          232,500                -
    Public offering costs
                                                          248,000                -                -
                                                  --------------------------------------------------

                                                        7,486,924        7,745,189        3,961,772
                                                  --------------------------------------------------

Income (loss) from operations
                                                          566,874      (1,041,037)          370,009
                                                  --------------------------------------------------

Other income (expense):
    Interest expense
                                                        (774,762)        (520,602)        (314,796)
   Gain (loss) on foreign currency transactions
                                                            2,816         (12,270)            3,431
                                                  --------------------------------------------------

                                                        (771,946)        (532,872)        (311,365)
                                                  --------------------------------------------------

Income (loss) before provision (benefit) for
income taxes                                            (205,072)      (1,573,909)           58,644

Provision (benefit) for income taxes
                                                         (26,000)         395,000            17,457
                                                  --------------------------------------------------

Net income (loss)                                     $ (179,072)  $   (1,968,909)           41,187

                                                  ==================================================

Net loss per common and common equivalent share     $     (0.06)  $         (0.92)       $   (0.00)

                                                  ==================================================

Weighted average number of common and common
equivalent shares outstanding                         3,058,968         2,188,414        2,618,321
                                                  ==================================================



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Cumulative
                                                                                                           Foreign
                                                                                  Additional               Currency         Total
                                             Preferred Stock        Common Stock   Paid-In   Accumulated  Translation  Shareholders'
                                             Shares    Amount     Shares   Amount  Capital     Deficit    Adjustment        Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1993                  2,000,000  500,000    1,875,500  1,875  8,634,785  (6,942,348)    -          2,194,312

 Net Income                                       -       -            -      -        -         41,187       -             41,187
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993               2,000,000   500,000    1,875,500  1,875  8,634,785 (6,901,16)      -           2,235,499
Release of 1994 escrow shares to President        -       -            -      -       273,125     -           -             273,125
Exercisability of Class F warrants                -       -            -      -        74,375     -           -              74,375
Excess common shares issued upon
  conversion of preferred stock                   -       -           -       -     1,966,500     -           -           1,966,500
Issuance of common stock in connection
  with exercise of Class D warrants               -       -         41,667      42     16,625     -           -              16,667

Issuance of common stock for cash in connection   -
  with exercise of warrants                       -       -        702,500     702  1,489,048     -           -           1,489,750

Issuance of common stock for services             -       -          1,800       2     35,998     -           -              36,000
Net loss                                          -       -            -       -       -     (1,968,909)                 (1,968,909)
Foreign currency translation adjustment           -       -            -       -       -           -         1,954            1,954

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994               2,000,000   500,000  2,621,467    2,621  12,490,456 (8,870,070)   1,954        4,124,961

Conversion of preferred stock             (2,000,000) (500,000) 1,000,000    1,000     499,000     -           -              -

Foreign currency translation adjustment           -       -         -          -        -          -        (1,954)          (1,954)
Dividends declared                                -       -         -          -        -        (112,730)       -         (112,730)

Issuance of common stock in connection with
exercise of Class F warrants                      -       -        41,666       42      16,625       -          -            16,667
Employee Stock Bonus Plan                         -       -         3,064        3       7,929       -          -             7,932
Return of 1993 Escrow shares to treasury and
    retirement of such shares                     -       -      (250,000)    (250)        250       -          -              -

 Net loss                                         -       -         -          -            -    (179,072)     -          (179,072)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     -0-     -0-    3,416,197   $ 3,416  13,014,260  (9,161,872)    -0-       3,855,804
===================================================================================================================================


BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES
====================================================================================================================================
 CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                               1995                 1994              1993
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Cash received from customers                                               $  28,526,134        $  24,081,395      $ 16,477,707
    Cash paid to suppliers and employees                                         (29,740,631)         (25,662,239)      (17,600,199)
    Interest paid                                                                   (757,394)            (495,357)         (302,378)
    Taxes paid                                                                                              -
                                                                                    (733,096)                              (337,584)
                                                                                ----------------------------------------------------
                                       Net cash used in operating activities      (2,704,987)          (2,076,201)       (1,762,454)
                                                                                ----------------------------------------------------
Cash flows used in investing activity-capital expenditures                          (852,431)            (210,014)         (135,999)
                                                                                ----------------------------------------------------
Cash flows from financing activities:
    Proceeds from common stock issuance                                                7,932            1,489,750                 -
    Net borrowings under notes and acceptances payable                             3,020,376              637,416         1,899,791
    Proceeds from issuance of long-term debt                                         630,000              182,757            86,466
    Principal payments on long-term debt                                             (21,032)             (32,150)                -
    Principal payments on obligations under capital leases                                 -              (16,676)          (50,468)
    Loans to President                                                               (72,000)                   -           (17,936)
                                                                                ----------------------------------------------------
             Net cash provided by financing activities                             3,565,276            2,261,097         1,917,853
                                                                                ----------------------------------------------------
Effect of exchange rate changes on cash                                               (1,954)               1,954                 -
                                                                                ----------------------------------------------------

Net increase (decrease) in cash                                                        5,904              (23,164)           19,400
Cash at  beginning of year                                                            11,991               35,155            15,755
                                                                                ----------------------------------------------------
Cash at end of year                                                               $   17,895               11,991            35,155
                                                                                ====================================================
Reconciliation of net loss to net cash used in operating activities:
    Net income (loss)                                                             $ (179,072)          (1,968,909)          41,187
    Adjustments to reconcile net loss to net cash used in operating activities:

      (Gain) loss on foreign currency transactions                                    (2,816)              12,270          (22,042)
       Depreciation and amortization                                                 186,675               92,245           78,677
       Provision for doubtful accounts                                               617,891              (60,906)          26,113
       Deferred income tax benefit                                                  (154,000)             (49,000)         (23,059)
       Non-cash compensatory charges                                                       -            2,314,000                -
       Common stock issued for services                                                    -               36,000                -
       Changes in assets and liabilities:
            Accounts receivable                                                    1,937,596)            (596,741)      (1,265,428)
            Inventory
                                                                                  (1,593,795)            (707,601)        (472,786)
            Prepaid expenses and other current assets
                                                                                      28,438             (207,553)        (133,838)
           Other assets
                                                                                     (51,766)             (30,852)        (151,273)
           Accounts payable and accrued expenses                                     764,220           (1,235,690)         338,273
           Income taxes payable
                                                                                    (383,166)             326,536         (178,278)
                                                                                ----------------------------------------------------
                                       Net cash used in operating activities    $ (2,704,987)       $  (2,076,201)      (1,762,454)
                                                                                ====================================================
Supplemental schedule of non-cash financing activities:
       Common stock was issued in 1995 and 1994 in connection  with the exercise of Class F and D warrants, respectively, by an increase in the amount, due from President of $16,667.
====================================================================================================================================

===================================================
BRAKE HEADQUARTERS U.S.A., INC AND SUBSIDIARIES
=====================================================
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       -------------------------------------------------------------------
      -------------------------------------------------------------------

    Note 1. PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Business activity - Brake Headquarters U.S.A., Inc. (formerly Sanyo Industries, Inc.) and subsidiaries (the "Company") sells a complete line of brake system parts and accessories primarily to retailers and other wholesalers. Revenue from the sale of these products is recorded at the time the products are shipped. During 1995, the Company closed its Canadian subsidiary and wrote-off substantially all of its remaining assets and liabilities. This resulted in a net gain of approximately $39,000.

Principles of consolidation - The consolidated financial statements include the accounts of Brake Headquarters U.S.A., Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Inventory  -  Inventory,   consisting  of  brake  system   finished   goods  and
accessories, is stated at the lower of cost (first-in, first-out method) or market.

Depreciation - Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets (5 to 40 years). Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated useful lives of the improvements (5 to 40 years).

Income taxes - The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

Concentration of credit risk - The Company's customer base consists primarily of retailers and wholesalers of brake system replacement parts throughout North America. On a geographic basis, no area has a disproportionate concentration of credit risk. During the years ended December 31, 1995, 1994 and 1993, less than 10% of the Company's sales were derived from foreign customers. Although the Company is directly affected by the well-being of the brake system replacement parts industry, management does not believe significant credit risk exists at December 31, 1995. The Company performs ongoing credit evolutions of its customers' financial conditions when amounts on specific accounts receivable are judged to be uncollectible by management, those amounts are charged to the allowance for doubtful accounts. During the year ended December 31, 1995, the Company had sales to one customer that accounted for 17% of the Company's net sales. As of December 31, 1995, the Company has an accounts receivable of approximately $971,000 from a former customer. See Note 6.

Stock split - In August 1995, the Company effected a 1 for 10 reverse split of its common stock. In February 1993, the Company effected a 1 for 2 reverse split of its common stock. All references in the accompanying consolidated financial statements to the number of common shares and per share amounts have been retroactively restated to reflect the reverse splits.

Net loss per common and common equivalent share - Net loss per common and common equivalent share is based on the weighted average number of common and common equivalent shares (when dilutive) outstanding during the year computed in accordance with the treasury stock method. Net loss used in the determination of loss per share has been adjusted for preferred dividend requirements. Contingently returnable shares are not considered outstanding for loss per share unless all conditions for release have been attained.

Management estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Public offering costs - The Company has postponed raising additional funds through a secondary offering due to market conditions. The Company expensed costs associated with the offering totaling $248,000 during 1995.

Stock Options - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

Disclosure about Fair Value of Financial Instruments - The fair value of the Company's credit facilities approximates fair value and is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Note 2.  NOTES AND ACCEPTANCES PAYABLE

The Company has agreements with two banks to provide lines of credit, bankers' acceptances and letters of credit. The maximum availability under these agreements at December 31, 1995 was $9,000,000. The lines of credit and bankers' acceptances bear interest at rates ranging from 3/4-1% per annum above the bank's prime rate (8 1/2 % at December 31, 1995). The lines of credit expire at various dates through June 30, 1996. In February 1996, the Company refinanced and expanded by $1,000,000 one of its bank agreements. The Company currently has total available credit of $10,000,000. The new 2 year agreement allows for borrowings of up to $5,000,000 based upon levels of accounts receivable and inventory. The other line of credit will be reviewed for renewal. The notes and acceptances payable are collateralized by substantially all of the assets of the Company and are partially guaranteed by the Company's President/majority shareholder (the "President"). One of the agreements contains covenants which require the maintenance of certain amounts of net worth and financial ratios. At December 31, 1995, the Company had outstanding letters of credit of approximately $28,000. In addition, during 1995, the Company obtained a $258,000 short-term loan from an individual which is due in August 1996, payable in cash or in common stock at the option of the Company. The loan bears interest at 8% per annum.

The outstanding balances are as follows:

                                                    1995               1994
                                                   ------             -------

Lines of credit                                 $4,030,000           $3,252,678
Bankers' acceptances                             3,787,196            1,802,142
Short-term note payable                            258,000               -
                                               ------------          -----------
                                                $8,075,196           $5,054,820
                                                ==========           ==========

Note 3.  LONG-TERM DEBT

Long-term debt consists of the following:
                                                    1995               1994
                                                   ------             ------

Note payable - economic development loan (a) $     65,532         $   86,564
First mortgage - bank (b)                         390,000                -
Second mortgage - State Finance Authority (c)     240,000                -
Notes payable - business improvement loans (d)       -               150,509
                                               -----------        -----------
                                                  695,532            237,073

         Less current portion                      65,038             57.667
                                               -------------       ------------
                                             $    630,494         $  179,406
                                                 ============      ==========


(a) The economic  development loan bears interest at 5% per annum and is payable
in  monthly   installments  of  $2,072  through   November  1998.  The  note  is
collateralized by certain property and equipment.

(b) The first mortgage, dated December 8, 1995, is payable to a bank, bears interest at 7.36% per annum and is secured by the Company's Illinois facility. This mortgage is being amortized over a ten year period in monthly principal and interest installments of $4,602.

(c) The second mortgage, dated December 11, 1995, is payable to the Illinois Development Finance Authority, bears interest at prime and is secured by the Company's Illinois facility as well as a second lien on certain equipment. This mortgage is payable in monthly installments of principal and interest necessary to fully amortize the loan by January 1, 2005.

(d) Six business improvement loans from a Canadian bank bearing interest at the rate of prime plus 1% (9.25% at December 31, 1994). Each note was payable in 60 monthly installments ranging from $136 to $1,916. The notes were repaid by the transfer of certain machinery and equipment to the lender.

Aggregate maturities of long-term debt are as follows:

Year ending December 31,

         1996                                                      $   65,038
         1997                                                          69,712
         1998                                                          70,556
         1999                                                          54,493
         2000                                                          59,000
         Thereafter                                                   376,733
                                                                    ----------
                                                                    $ 695,532


Note 4.  SHAREHOLDERS' EQUITY

Escrow Agreement - Pursuant to a business combination in 1992, the Company and the President entered into an agreement for the issuance of 750,000 shares of common stock held in escrow (the "Escrow Shares"). The escrow agreement, as amended, provided for the Escrow Shares to be released upon the Company's attainment of certain pre-tax income levels, as defined, for the years ended December 31, 1992, 1993 and 1994. The President was also issued warrants to purchase an aggregate of 125,000 shares (41,667 shares per year, warrant Classes D, E, and F, respectively) of the Company's common stock at $.40 per share, provided that the Company meets the same respective pre-tax income levels described above. The attainment of the respective pre-tax income levels, which result in the release of the Escrow Shares and exercisability of the warrants, were deemed to be compensatory and resulted in a charge to operations equal to
(1) the fair market value of the Escrow Shares measured as of the last day in the respective year in which the pre-tax income level was attained, and (2) the fair market value of the shares to be issued upon the exercise of the warrants measured as of the last day in the respective year in which the pre-tax income level was attained less the exercise price to be paid. The charges related to the release and issuance of these shares are not deductible for income tax purposes.

During the year ended December 31, 1994, the 41,667 Class D warrants were exercised by the President; in addition, a total of 375,000 shares were released from escrow since the Company met the 1992 pre-tax income level. The Company did not meet the 1993 pre-tax income level, and accordingly, 250,000 shares were returned to the treasury of the Company and the Class E warrants were not exercisable. Since the Company attained the 1994 pre-tax income levels, as defined, 125,000 shares were released from escrow to the President and the 41,667 Class F warrants were exercised during 1995.

The President disputed the 1993 forfeiture of shares, but waived any claims he had against the Company in exchange for the July 1995 grant of a non-qualified stock option to purchase 180,000 shares of Common Stock under the 1995 Plan.

On March 30, 1994, Class A, B and C warrants were exercised and converted into common stock as follows:

                       Exercise
                          Price      Number of
                            Per      Warrants
   Class                Warrant      Exercised                   Amount
                        -------      ---------                   ------
     A                    $.09       6,975,000                 $627,750
     B                     .12       6,975,000                  837,000
     C                     .25         100,000                   25,000
                               --------------------        -----------------
                                    14,050,000               $1,489,750
                               ====================        =================

Since each warrant was convertible into one-twentieth share of common stock, the number of common shares outstanding was increased by 702,500 shares of common stock and additional paid-in-capital was increased by $702 and $1,489,048, respectively.

Common Stock - In August 1995, the Company increased its authorized common stock (post split) to 20,000,000 shares. In March 1996, the Company decreased its authorized common stock to 6,000,000 shares.

Preferred Stock - Each share of Series A preferred stock, all of which was owned by the President, carried a cumulative dividend of $.02 per share payable annually. As of December 31, 1994, the Company was in arrears on the preferred stock dividends in the amount of $99,397. On April 30, 1995, the Company declared a dividend of $112,730 for all dividends accumulated for the period from July 9, 1992 to April 30, 1995. The dividends were unpaid as of December 31, 1995. Since certain cumulative financial operating goals were achieved during the three-year period ended December 31, 1994, each share of Series A preferred stock was automatically converted into 1/2 shares of common stock on April 30, 1995. The excess common shares issued (the "Excess Common Shares") upon attainment of such operating goals were deemed to be compensatory and were measured by the fair market value of the Excess Common Shares as of December 31, 1994.

In March 1996, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000 shares of Series B preferred stock to be held by the President. As the sole shareholder of the Series B preferred stock, which will vote as a separate class, the President has the exclusive right to elect a majority of the Company's Board of Directors until the earlier of the redemption date of March 31, 2001 or the reporting by the Company of at least $75,000,000 in revenue for any year through December 31, 2000. In the event of any liquidation, dissolution or winding-up, the holder of Series B preferred stock will be entitled to an aggregate preference of $50,000, his basis in the stock; any remaining proceeds of liquidation will be distributed pro rata to holders of the common stock. The amendment also eliminated all remaining authorized shares of Series A preferred stock.

1994 Employee Stock Option Plan

During 1994, the Company established the 1994 Employee Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the grant of options to employees and other parties to purchase an aggregate of 300,000 shares of common stock. Options to purchase no more than 120,000 shares of common stock may be granted to any one person in any two-year period. The 1994 Plan is administered by the Board of Directors.

The 1994 Plan allows the Company to grant incentive stock options ("ISOs"), non-qualified stock options ("NQSOs") and stock appreciation rights ("SARs") at any time within 10 years from the date the 1994 Plan was adopted. The exercise price of ISOs may not be less than the fair market value of the common stock on the date of the grant, provided that the exercise price of ISOs granted to an optionee owning more than 10% of the outstanding common stock may not be less than 110% of the fair market value of the common stock on the date of grant. In addition, the aggregate fair market value of common stock with respect to which ISOs are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. Options may not have a term exceeding ten years, except that ISOs granted to an optionee owning more than 10% of the outstanding common stock may not have a term of more than five years and ISOs must be granted to and exercised by employees of the Company. Since the adoption of the 1994 Plan, an aggregate of 258,000 ISOs have been granted (of which options to purchase, 120,000 have terminated); no NQSOs or SARs have been granted.

1995 Employee Stock Option Plan

In July 1995, the Company established the 1995 Employee Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the grant of options to employees and other parties of ISOs, NQSOs and SARs to purchase an aggregate of 300,000 shares of common stock. The provisions of the 1995 Plan are identical to the above-stated terms of the 1994 Plan.

Since the adoption of the 1995 Plan, no ISOs or SARs have been granted. NQSOs to purchase 180,000 shares of common stock at $3.00 per share, the fair market value on the date of grant, have been granted to the President. The options terminate in July 2000 and are exercisable on a cumulative basis in one-third increments on July 31, 1997, 1998 and 1999. The option becomes immediately exercisable upon a change in control of the Company. Options to purchase 120,000 shares of common stock remain available for grant under the 1995 Plan.

A summary of stock option transactions under employee option plans for each of the three years in the period ended December 31, 1995 are as follows:

                                               Options   Option Price
Outstanding January 1, 1993
         Granted                                 -             -
         Canceled                                -             -
Outstanding December 31, 1993
         Granted                             252,000     $2.50 - $20.00
         Canceled                           (120,000)            $20.00
                                            ---------
                                                               -
Outstanding December 31, 1994                132,000        $ 2.50
         Granted                             186,000     $2.25 - $3.00
         Canceled                             (3,000)       $ 2.50
                                           -----------
Outstanding December 31, 1995                315,000     $2.25 - $3.00
                                            ========

Exercisable:
         December 31, 1994                       -             -
         December 31, 1995                   80,000         $ 2.50
                                            =======

In December 1994, the Company canceled options to purchase 120,000 shares of common stock exercisable at $20 per share, previously granted to the President under the 1994 Plan, and re-granted such options at an exercisable price of $2.50 per share.

Employee Stock Bonus Plan

In April 1995, the Company adopted the Employee Stock Bonus Plan which enables all full-time employees to purchase shares of common stock at 85% of the then fair market value through payroll deductions. During 1995, 3,064 shares were issued from the 100,000 shares available for sale under the plan.

Note 5.  INCOME TAXES

Provision (benefit) for income taxes consists of the following:

                     1995              1994                  1993
                 ------------       -----------            --------
Federal:
Current           $  81,000           $326,000             $  25,431
Deferred           (123,000)           (33,000)              (18,238)
                   ---------          --------            ----------
                    (42,000)           293,000                 7,193
                    ---------         --------             ---------

State and Local:
Current              47,000            118,000                15,085
Deferred            (31,000)           (16,000)              ( 4,821)
                   ---------           ---------           ------------
                     16,000            102,000                10,264
                    -------            -------              -----------
                    $26,000            $395,000           $   17,457
                    ========           =========             ==========

The total provision (benefit) for income taxes differs from that amount which would be computed by applying the U.S. federal tax rate to the loss before income taxes. The reasons for these differences are as follows:

                                         1995        1994          1993
                                         ----        ----          ----

Statutory federal income tax rate      (34.0)%      (34.0)%        34.0%
Effect of income taxed at reduced
  federal statutory rates                -            -            (19.0)
State and local income taxes, net of
  federal benefit                        7.7          4.3           13.0
Nondeductible compensatory charges       -           50.0             -
Permanent and other differences         13.6          4.8            1.8_
                                      ---------    -------         -------
                                       (12.7)%       25.1 %         29.8%
                                       =======      ======          =====

The temporary differences which give rise to the deferred tax asset of $348,614 and $122,678 at December 31, 1995 and 1994 consist primarily of approximately $390,000 and $171,000 of costs which were charged to operations for financial statement purposes, but were required to be capitalized as inventory for income tax purposes and the allowance for doubtful accounts of $288,000 and $75,000 which represents an amount not deductible for income tax purposes until the related asset is written-off.

The exercise of non-qualified stock options under the Company's stock option plans give rise to compensation which is includable in the taxable income of the recipients and deductible by the Company for federal and state income tax purposes. Utilization of such deductions will increase additional paid-in capital.

Note 6.  COMMITMENTS AND CONTINGENCIES

The Company leases warehouse and office space under noncancelable operating leases. Aggregate future minimum lease payments are as follows:

Year ending December 31,

         1996                                          $   376,000
         1997                                              370,000
         1998                                              361,000
         1999                                              184,000
         2000                                               22,000
         Thereafter                                          7,000
                                                       --------------
                                                        $1,320.000

Rent expense for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $354,000, $361,000 and $304,000, respectively, which includes $312,000 in 1995 and 1994 and $302,000 in 1993 which is paid to the Company's President.

In May 1995, the Company settled various litigation/claims for $232,500 which has been reflected in the 1994 consolidated financial statements.

In July 1995, the Company entered into a three-year employment agreement with the President providing for a minimum annual salary of $156,000, with a bonus at the discretion of the Board of Directors, determined based upon the profitability of the Company. No bonus was issued for the period ended December 31, 1995.

In December 1995, the Company commenced an action against a former customer to collect $971,000 of accounts receivable. The defendant has filed a counterclaim against the Company and the Company's President seeking compensatory and punitive damages of $25 million. The Company believes its claim is meritorious and believes the counter claim against the Company is without merit and will not have a material impact on the consolidated financial condition of the Company.

INDEPENDENT AUDITORS' REPORT



Board of Directors
Brake Headquarters USA, Inc.


We have audited the accompanying consolidated balance sheet of Brake headquarters USA, Inc. and subsidiaries as of December 31, 1993, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brake Headquarters USA, Inc. and subsidiaries as of December 31, 1993, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



BOREK, STOCKEL & MARDEN
Port Chester, New York



February 25, 1994

INDEPENDENT AUDITORS' REPORT

Board of Directors
Brake Headquarters USA, Inc.

We have audited the accompanying consolidated balance sheet of Brake Headquarters USA, Inc. and subsidiaries ( formerly Sanyo Industries, Inc.) as of December 31, 1994, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brake Headquarters USA, Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
New York, New York

February 8, 1995

Board of Directors
Brake Headquarters USA, Inc.


We have audited the accompanying consolidated balance sheet of Brake Headquarters USA, Inc. and subsidiaries as of December 31, 1995, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company commenced an action against a former customer to collect approximately $971,000 of accountsreceivable. The defendatnt has filed a counterclaim against the Company and the Company's President seeking compensatory and punitive damages. The Company intends to vigoously purse its claim against the defendant and has denied the defendat's counterclaims. The ultimate outcome or such litigation canot presently be determined. Accordingly , no provision for any liability that may result upon resolution of the counterclaim has been made in the accompanying consolidated financial statements.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brake Headquarters USA, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.






DELOITTE & TOUCHE LLP


Stamford, Connecticut
April 8, 1996

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